FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Unaudited Consolidated Financial Statements as of September 30, 2008 and December 31, 2007 and for the nine-month periods ended September 30, 2008 and 2007

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of September 30, 2008 and December 31, 2007 and for the nine-month periods ended September 30, 2008 and 2007

$ : Argentine peso

US$ : US dollar

$3.135 = US$1 as of September 30, 2008

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of September 30, 2008 and December 31, 2007

(In millions of Argentine pesos – see Note 3.c)

	As of September 30, 2008	As of December 31, 2007
	(unaudited)
ASSETS
Current Assets
Cash and banks	$24	$45
Investments	1,101	947
Accounts receivable, net	916	898
Other receivables, net	390	332
Inventories, net	244	157
Other assets, net	7	5

Total current assets	2,682	2,384

Non-Current Assets
Other receivables, net	71	282
Investments	6	2
Fixed assets, net	6,118	5,738
Intangible assets, net	779	760
Other assets, net	2	5

Total non-current assets	6,976	6,787

TOTAL ASSETS	$9,658	$9,171

LIABILITIES
Current Liabilities
Accounts payable	$1,668	$1,640
Debt	713	1,474
Salaries and social security payable	197	164
Taxes payable	569	266
Other liabilities	36	50
Contingencies	46	49

Total current liabilities	3,229	3,643

Non-Current Liabilities
Accounts payable	25	—
Debt	1,733	1,724
Salaries and social security payable	54	43
Taxes payable	230	289
Other liabilities	118	120
Contingencies	280	243

Total non-current liabilities	2,440	2,419

TOTAL LIABILITIES	$5,669	$6,062

Minority interest	88	79
SHAREHOLDERS’ EQUITY	$3,901	$3,030

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$9,658	$9,171

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Enrique Garrido Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the nine-month periods ended September 30, 2008 and 2007

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the nine-month periods ended September 30,
	2008	2007
Continuing operations
Net sales	$7,789	$6,515
Cost of services	(4,104)	(3,554)

Gross profit	3,685	2,961
General and administrative expenses	(282)	(229)
Selling expenses	(1,863)	(1,531)

Operating income	1,540	1,201
Financial results, net	(112)	(323)
Other expenses, net	(141)	(76)

Net income before income tax and minority interest	1,287	802
Income tax expense, net	(446)	(275)
Minority interest	(10)	(15)

Net income from continuing operations	831	512

Discontinued operations
Income from the operations	—	1
Income from assets disposal	—	101

Net income from discontinued operations	—	102

Net income	$831	$614

Net income per share	$0.84	$0.62

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2008 and 2007

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings				Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total
Balances as of January 1, 2007	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	5	—	5	5
Net income for the period	—	—	—	—	—	614	614	614

Balances as of September 30, 2007	$984	2,688	3,672	—	54	(978)	(924)	$2,748

Balances as of January 1, 2008	$984	2,688	3,672	—	66	(708)	(642)	$3,030
Foreign currency translation adjustments	—	—	—	—	39	—	39	39
Changes in the fair value of cash flow hedges	—	—	—	—	1	—	1	1
Net income for the period	—	—	—	—	—	831	831	831

Balances as of September 30, 2008	$984	2,688	3,672	—	106	123	229	$3,901

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2008 and 2007

(In millions of Argentine pesos – see Note 3.c)

	For the nine-month periods ended September 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$831	$614
Net income from discontinued operations	—	(102)

Net income for the period from continuing operations	831	512
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	73	63
Depreciation of fixed assets	946	1,019
Amortization of intangible assets	16	32
Consumption of materials	85	55
Gain on sale/disposal of fixed assets and other assets	(3)	(8)
Provision for lawsuits and contingencies	65	48
Holdings loss on inventories	30	46
Interest and other financial losses on loans	224	348
Income tax	442	268
Minority interest	10	15
Net increase in assets	(361)	(219)
Net decrease in liabilities	(14)	(133)

Total cash flows provided by operating activities	2,344	2,046

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(1,154)	(862)
Intangible asset acquisitions	(10)	(22)
Equity investees acquisitions	(97)	—
Proceeds for the sale of fixed assets and other assets	11	10
Decrease (increase) in investments not considered as cash and cash equivalents	432	(38)
Proceeds for the sale of equity investees	—	182

Total cash flows used in investing activities	(818)	(730)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	102	40
Payment of debt	(917)	(653)
Payment of interest and debt-related expenses	(113)	(165)
Cash dividends paid	(29)	(28)

Total cash flows used in financing activities	(957)	(806)

INCREASE IN CASH AND CASH EQUIVALENTS	569	510
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	458	661

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,027	$1,171

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Nucleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(b) Licenses granted as of September 30, 2008

As of September 30, 2008, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of September 30, 2008, the Company’s subsidiaries have been granted the following licenses:

-

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-

Nucleo S.A. (“Nucleo”) has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

(c) Revocation of the license

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the serious non-performance of material obligations;

-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-

the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

-	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•	Argentine Interconnection Regulation

This regulation provides for an important reduction in the reference prices for interconnection. The regulation also increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

•	Universal Service (“SU”) Regulation

Now modified by Decree No. 558/08, the SU regulation required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited would be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

However, at the date of issuance of these consolidated financial statements, material regulations to implement SU programs are still pending.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, recently caused certain changes to the SU regime.

The Decree establishes that, with respect to obligations originated under Decree No. 764/00, the SC will assess the value of those that were complied with, and the level of funding from the SU Fund for those that are still pending. Likewise, the SC could choose to consider as SU other undertakings which are carried out by the telecommunication services providers, and provide for their compensation so as to guarantee their continuity.

The new regulation establishes two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determines that the SC will have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for interpreting and applying it.

The Decree requires Telecom and Telefonica de Argentina S.A. (“Telefonica”) to extend the coverage of their fixed line networks, within their respective areas of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

The level of financing of SU Programs which were established under the previous regulation and are still ongoing will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires telecommunications service providers to contribute 1% of their revenues (net of taxes) to the SU Fund and keeps the “pay or play” mechanism for the contribution of the monthly fee or, if corresponds, the claim of the receivable.

Decree No. 558/08 also mandates the creation of the SU Fund and orders that it must be established within 180 days from the date of publication. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom and Telefonica and one by the rest of the providers – and another member to be appointed by independent carriers). This Technical Committee will be informed by the SC of the programs to be financed and will be entrusted with assisting and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval of the SC.

The Decree also requires telecommunications service providers to create, within 60 days from its effective date of publication, a procedure to select the Fiduciary institution and to provide a Fiduciary agreement proposal, both subject to the SC approval. At the date of issuance of these consolidated financial statements, telecommunications service providers had already sent to the SC the Fiduciary agreement and had selected the Fiduciary institution, in compliance with Decree No. 558/08.

The Management of the Company has analyzed the impact of this new regulation and is awaiting for pending definitions by the SC in order to complete its evaluation of the operating and economical impact of the regulation.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that, considering the complexity of this methodology, efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After several years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund.

In compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713 /07, for the period July 2007 - August 2008 Telecom has estimated a receivable of $312 and filed the calculations for review by the Regulatory Authority. This receivable has not been recorded since it is subject to the approval of the SU programs, the review by the Regulatory Authority and the availability of funds in the trust. Such receivable arose since Telecom is obligated to provide telecommunication services in places or cities that are not profitable.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of September 30, 2008, this provision amounts to $117.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC, by means of CNC Note No. 726/05, requested that Personal discontinue billing SU amounts to customers and reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers).

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification of the SU reimbursement, based on the information required to Personal, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the report stated that the interest rate applied differed from the rate required by the CNC.

On August 7, 2008, the CNC notified to Personal about the potential unfulfillment of CNC Note No. 726/05 referred to the interest rate applied in the reimbursement to customers and ordered Personal to initiate the process of adjustment of the interest reimbursement within 10 days, applying the same rate used for overdue invoices from customers (that is, one and a half of the Banco Nacion Argentina interest rate collected by banks, instead of the 18.85% interest rate used by Personal).

Personal has rejected the claim explaining its grounds to justify the interest rate applied.

In addition, in compliance with SC Resolution No. 80/07 and CNC Resolution No. 2,713/07, Personal has determined for the period July 2007 - September 2008 an account payable of $33, which is included in the provision of $117 abovementioned. Personal has recorded a liability because it has discretion whether to invest or not in the non profitable areas. Accordingly, the “pay or play” mechanism requires Personal to pay a fee in lieu of investing in those areas.

As a consequence, as of September 30, 2008, Personal had deposited the correspondent contributions on their respective maturity date (amounting to $29) into the special individual account held in their name at the Banco de la Nación Argentina; these contributions were recorded as a receivable in the line item “Other receivables” of the consolidated balance sheets.

(e) Regulation for the call by call selection of the providers of long-distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long-distance provider for each call. This call by call selection system is referred to as “SPM”.

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long-distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. Resolution No. 75/03 also provides that origin providers, both fixed and wireless, must have their equipment and networks available to provide the SPM service on June 6, 2003. As of the date of these consolidated financial statements, this long-distance service modality is not implemented.

(f) Public telephony in penal institutions

As stated by Decree No. 690/06, in August 2007, the SC issued Resolution No. 155/07, where it approves the “Rule for Communications that are started in Penal Institutions”. Said management stipulates technical requirements that must be complied with by all the telephone lines installed in penal institutions and system with the purpose of registering all the communications carried out.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

Said rule shall be in force in one year, which may be extended to a similar period, counting as from sixty days from the date in which the technical definition the CNC must issue is actually available.

At the date of issuance of these consolidated financial statements, the Company was evaluating the technical and economic impacts resulting from complying with this new rule.

(g) “Tax Stability” principle: impact of changes in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 addressing the treatment of the impact of changes in Social Security contributions that occurred in the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina has the right to offset the net impact of rate increases in social security contributions.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC audits, which resulted in no significant differences from the amounts as determined by Telecom. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

Therefore, at September 30, 2008, the Company has a net receivable of $84, which is included in the line item “Other receivables” ($11 as current receivables and $73 as non-current receivables). The net effect of the application of the Resolution is a pretax gain of $17 (included in “Salaries and social security” in the consolidated statement of income).

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. At September 30, 2008, the reserves corresponding to these regulatory duties amounted to $85 (see (i) below and Note 16.e).

(h) Rendering of fixed telephony through mobile telephony infrastructure

By SC Resolution No. 151/07, fixed service with primary category is added to the granting of particular frequency bands, with the purpose of rendering a basic telephone service through the use of wireless infrastructure pertaining to the mobile telephony service in rural and suburban areas, which are within the licensees’ fix telephony service original Region. The Company has started to install fixed lines based on this technology in rural and suburban areas, in order to render this service in those areas.

(i) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5 million, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified the Company its intention of offsetting this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results, which was shown as a deduction from the Resolution No. 41/07 receivables.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

In September 2007, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $10.2. Management of the Company is reviewing the results, and if the amount is appropriate, the Company intends to offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefonica) for the period of November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefonica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of issuance of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force. Additional information is given in Note 11.d – Other claims.

Tax on deposits to and withdrawals from bank accounts (“IDC”)

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, as from that date, tariff increases of the basic telephony services reflecting the impact of the IDC. The amount of the tax charged must be shown separately on the customers’ bills. The Company has determined a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (j) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, as of December 31, 2007, the Company recorded as “Other receivable” a total of $23.

In accordance with the New Letter of Understanding (see (j) below) these matters should have been fulfilled by the Regulatory Bodies no further than June 30, 2006.

(j) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2008.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2. Regulatory framework (continued)

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the Agreement and in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have opportunely fulfilled the Agreement’s commitments.

During fiscal year 2007, the Regulatory Authority has resolved some of these matters, as the closing of some Price Cap audits, the issuance of Resolution No. 41/07 and the IDC offsetting mechanism.

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be successfully completed.

(k) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a non-national good (including Customs duties, taxes and other expenses related to a good’s nationalization) increased by 7% (when the offeror is a small or medium size company) or 5% (when the offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive prior approval by the corresponding Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavit on the fulfillment of these rules. Non-compliance with this procedure is subject to administrative sanctions.

This regulation, thus, reduce the operating flexibility of the Company due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of September 30, 2008 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%
	Cubecorp Argentina S.A. (“Cubecorp”)	95.00%

Wireless	Personal	99.99%
	Nucleo	67.50%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at September 30, 2008.

As of September 30, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the nine-month period ended September 30, 2008, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As reported (*) (I)	As restated through September 30, 2003 (**) (II)	Effect (I) – (II)
Total assets	9,658	9,604	(54)
Total liabilities	5,669	5,650	(19)
Minority interest	88	88	—
Shareholders’ equity	3,901	3,866	(35)
Net income	831	837	6

(*)	As required by CNV resolution.
(**)	As required by Argentine GAAP.

(d) Interim financial information

The accompanying September 30, 2008 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of Management of the Company, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the nine-month period ended September 30, 2008 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Company’s cash equivalents and investments include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements (continued)

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,922,000 (unaudited) at September 30, 2008 and 3,818,000 (unaudited) at September 30, 2007 and wireless customer lines, excluding prepaid lines and Internet subscribers (Argentina and Paraguay combined) were 4,213,000 (unaudited) at September 30, 2008 and 3,487,000 (unaudited) at September 30, 2007.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the period by the weighted average number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

The revenues and related expenses associated with the sale of equipment are recognized when the products are delivered and accepted by the customers.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income as from July 28, 2003.

The net carrying value of these capitalized costs was $74 as of September 30, 2008 ($72 in the Voice, data and Internet segment and $2 in the Wireless segment) and $106 as of December 31, 2007 ($96 in the Voice, data and Internet segment and $10 in the Wireless segment).

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period-end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period-end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.7% of the total transferred buildings, representing $9 of net carrying value as of September 30, 2008. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $16 and $18 for the nine-month periods ended September 30, 2008 and 2007, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	50
Tower and pole	15
Transmission equipment	10-20
Wireless network access	5-10
Switching equipment	5-8
Power equipment	7-15
External wiring	10-20
Computer equipment	3-5
Telephony equipment and instruments	5-10
Installations	3-10

As a consequence of the commercial decision of accelerating the migration from TDMA technology to GSM technology, during fiscal year 2007 Personal had accelerated depreciation of the TDMA network, expecting to be concluded by March 31, 2008. As a consequence of the claim of several customers, the canceling of the TDMA network concluded in June 2008. By means of this, the depreciation of this network amounted to $178 and $64 for the nine-month periods ended September 30, 2007 and 2008, respectively.

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

– Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

– Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

– PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

– PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through fiscal year 2007.

– Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

– Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

– Customer relationships

Acquired in the purchase of shares of Cubecorp (see Note 12), it is amortized over the terms of permanence of the customers which was estimated in 15 years.

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

(n) Capital leases

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the unpaid amount discounted using the internal rate of return at the moment of the initial measurement (including the purchase price option), recorded as a liability.

At September 30, 2008 the Company holds capital leases in the amount of $10, which due dates are mainly between fiscal years 2008 and 2009. A summary by major class of fixed assets covered by capital leases at September 30, 2008 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	20	3 years	5 years
Accumulated depreciation	(6)

Net value	14

(o) Severance indemnities

Severance payments made to employees are expensed as incurred.

(p) Taxes payable

– Income taxes

As per Argentinean Tax Law, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

– Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the nine-month period ended September 30, 2008, the Company has estimated a provision for income taxes, net of part of the receivable from the tax on minimum presumed income and of payments in advance of income taxes. Accordingly, and considering that Telecom’s 2008 economic-financial projections estimate an income tax payable, the receivable for the tax on minimum presumed income was included in “Other current receivables”.

For the nine-month period ended September 30, 2008, Personal has estimated a provision for income taxes, net of the receivable from the tax on minimum presumed income and of payments in advance of income taxes.

– Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the nine-month periods ended September 30, 2008 and 2007.

(q) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of September 30, 2008 and December 31, 2007 as required by RT 23.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(r) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(s) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(t) Derivatives to compensate future risks or minimized financial costs

The Company has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component of Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

Foreign currency swap contracts related to Notes

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts (which at the date of issuance of these consolidated financial statements have expired) are disclosed in Note 8.2.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4. Summary of significant accounting policies (continued)

Non-Deliverable Forward contracts to purchase US Dollars at fixed rate

In June 2008, Personal entered into several Non-Deliverable Forward (“NDF”) contracts to purchase a total amount of US$ 39.7 million between September 15, 2008 and December 15, 2009 for fixed forward prices of Argentine peso 3.0785 through 3.4450 per US dollars in order to hedge its exposure to US dollar fluctuations related to a software license service contract to be quarterly cancelled in US dollars. The critical terms of NDF contracts and service contract (amounts and maturities) are the same, allowing a perfect cash flows matching between both contracts.

In August 2008, Telecom also entered into several Non-Deliverable Forward (“NDF”) contracts to purchase a total amount of US$ 6.2 million between October 3, 2008 and September 4, 2009 for fixed forward prices of Argentine peso 3.045 through 3.30 per US dollars in order to hedge its exposure to US dollar fluctuations related to a software and hardware service contract to be monthly cancelled in US dollars.

The critical terms of NDF contracts and service contracts (amounts and maturities) are the same, allowing a perfect cash flows matching between both contracts.

Considering the management objective and strategy to reduce its exposure to US dollar fluctuations and denominate its obligations in Argentine peso, currency in which the Company mainly generates its cash flow, the Company designated these NDF contracts as effective cash flow hedges of software license service contract (an unrecognized firm commitment). Changes in the fair value of cash flow hedges were recognized as a separate component of Shareholders’ equity of the balance sheet, which subsequently will be reclassified to earnings when the hedged item affects earnings. As of September 30, 2008, the fair value of these derivative instruments was a receivable of $1.

These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(u) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(v) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the nine-month periods ended September 30, 2008 and 2007 are shown in Note 15.h. under the line item “Advertising”.

(w) Results from discontinued operations

Under Argentine GAAP, the sale of the former subsidiary Publicom, approved by the Company’s Board of Directors in March 2007, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of the disposal date identifying the results of operations in a separate line “Income from discontinued operations” of the consolidated statements of income.

A summary of the results of operations of Publicom, net of intercompany transactions, which were included in this separate line, is as follows:

Income from the operations
Net sales	3
Salaries and social security	(2)
Advertising	(1)
Others	(1)

Operating loss before depreciation and amortization	(1)
Financial results, net	1

Net income before income tax	—
Income tax benefit	1

Net income from the operations	1

Income from assets disposal
Net income from the sale of the shares	182
Equity value at March 31, 2007	(15)
Assignment of Publicom’s dividends receivable at March 31, 2007	(3)

Net income before income tax	164
Income tax expense	(63)

Net income from assets disposal	101

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of September 30, 2008	As of December 31, 2007
Cash	$7	$7
Banks	17	38

	$24	$45

(b) Investments

Investments consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Time deposits	$1,074	$848
Mutual funds	27	99

	$1,101	$947

Non current
Related parties (Note 7)	$5	$1
2003 Telecommunications Fund	1	1

	$6	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Voice, data and Internet	$508	$478
Wireless (i)	538	539
Wireless – related parties (Note 7)	5	7

Subtotal	1,051	1,024
Allowance for doubtful accounts (Note 15.e)	(135)	(126)

	$916	$898

(i)	Includes $21 as of September 30, 2008 and $25 as of December 31, 2007 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Derivatives	$142	$212
Tax credits	77	35
Prepaid expenses	54	42
Credit on minimum presumed income tax (i)	51	—
SU credits (Note 2.d.2)	29	9
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and i)	11	12
Restricted funds	8	9
Other	41	36

Subtotal	413	355
Regulatory contingencies (Notes 2.g and i and 16.e)	(11)	(12)
Allowance for doubtful accounts (Note 16.e)	(12)	(11)

	$390	$332

Non current
Credit on SC Resolution No. 41/07 and IDC (Note 2.h and k)	$96	$77
Prepaid expenses	19	15
Other tax credits	16	13
Restricted funds	15	14
Credit on minimum presumed income tax (i)	4	227
Other	11	13

Subtotal	161	359
Regulatory contingencies (Notes 2.g and i and 16.e)	(74)	(64)
Allowance for doubtful accounts (Note 16.e)	(16)	(13)

	$71	$282

(i)	Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of September 30, 2008	As of December 31, 2007
Wireless handsets and equipment (Note 15.f)	$263	$175
Allowance for obsolescence (Note 15.e)	(19)	(18)

	$244	$157

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Fixed assets held for sale	$8	$5
Allowance for other assets (Note 15.e)	(1)	—

	$7	$5

Non current
Fixed assets held for sale	$5	$9
Allowance for other assets (Note 15.e)	(3)	(4)

	$2	$5

(g) Fixed assets

Fixed assets consist of the following:

	As of September 30, 2008	As of December 31, 2007
Non current
Net carrying value (Note 15.a)	$6,132	$5,758
Write-off of materials	(14)	(20)

	$6,118	$5,738

(h) Accounts payable

Accounts payable consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Fixed assets suppliers	$629	$563
Inventories suppliers	244	202
Other assets and services suppliers	595	679

Subtotal	1,468	1,444
Deferred revenues	112	103
Related parties (Note 7)	53	53
Agent commissions	29	34
SU reimbursement (Note 2.d.2)	6	6

	$1,668	$1,640

Non current
Fixed assets suppliers – Related parties (Note 7)	$25	$—

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Vacation, bonuses and social security payable	$174	$145
Termination benefits	23	19

	$197	$164

Non current
Termination benefits	$54	$43

(j) Taxes payable

Taxes payable consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Income tax, net (i)	$287	$1
Tax on SU (Note 2.d.2)	117	97
Turnover tax	50	43
VAT, net	46	55
Internal taxes	22	19
Regulatory fees	14	11
Tax on minimum presumed income, net	—	15
Other	33	25

	$569	$266

Non current
Deferred tax liabilities	$230	$289

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of September 30, 2008	As of December 31, 2007
Current
Guarantees received	$10	$7
Deferred revenue on sale of capacity and related services	8	7
Court fee	3	3
Contingencies payable	—	20
Other	15	13

	$36	$50

Non current
Deferred revenue on sale of capacity and related services	$65	$60
Asset retirement obligations	27	26
Court fee	11	12
Retirement benefits	9	18
Other	6	4

	$118	$120

(l) Net sales

Net sales consist of the following:

	Nine-month periods ended September 30,
	2008	2007
Voice	$2,002	$1,910
Data	522	384
Internet	159	126

Voice, data and Internet	2,683	2,420

Prepaid and post-paid	1,703	1,427
Roaming, TLRD and CPP	1,217	1,028
Value added services	1,257	873
Sale of handsets	523	401
Other	80	70

Wireless in Argentina	4,780	3,799

Prepaid and post-paid	229	210
Roaming, TLRD and CPP	67	73
Value added services	6	3
Sale of handsets	6	4
Internet	10	1
Other	8	5

Wireless in Paraguay	326	296

Total net sales	$7,789	$6,515

(m) Financial results, net

Financial results, net consist of the following:

	Nine-month periods ended September 30,
	2008	2007
Generated by assets
Interest income	$68	$70
Related parties (Note 7)	—	1
Foreign currency exchange gain (loss)	(1)	23
Holding losses on inventories	(30)	(46)
Other	2	1

Total generated by assets	$39	$49

Generated by liabilities
Interest expense	$(151)	$(228)
Less capitalized interest on fixed assets	16	18
Loss on discounting of debt	(45)	(12)
Foreign currency exchange gain (loss)	37	(252)
Gain (loss) on derivatives	(10)	102
Other	2	—

Total generated by liabilities	$(151)	$(372)

	$(112)	$(323)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5. Breakdown of the main accounts (continued)

(n) Other expenses, net

Other expenses, net consist of the following:

	Nine-month periods ended September 30,
	2008	2007
Provision for contingencies (Note 16.e)	$(65)	$(48)
Severance payments and termination benefits	(59)	(55)
Provision for regulatory contingencies (Note 16.e)	(9)	—
Allowance for doubtful accounts and other assets (Note 16.e)	(5)	(2)
Allowance for obsolescence of inventories (Note 16.e)	(8)	(3)
Write-off of materials	(1)	1
Gain on sale of fixed assets and other assets	3	8
Offset determined by Resolution No. 41/07	—	21
Other, net	3	2

	$(141)	$(76)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of September 30,		As of December 31,
	2008	2007	2007	2006
Cash and banks	$24	$18	$45	$30
Current investments	1,101	1,193	947	631

Total as per balance sheet	$1,125	$1,211	$992	$661
Less:
Items not considered cash and cash equivalents
– Time deposits with maturities of more than three months	(98)	(39)	(534)	—
– Related parties	—	(1)	—	—

Total cash and cash equivalents as shown in the statement of cash flows	$1,027	$1,171	$458	$661

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Nine-month periods ended September 30,
	2008	2007
Foreign currency exchange gain on cash and cash equivalents	$(4)	$18
Interest income generated by current investments	35	41
Interest income generated by accounts receivable	33	30
Gain (loss) on swap settlement	65	(2)

Subtotal	129	87
Other cash flows provided by operating activities	2,215	1,959

Total cash flows provided by operating activities	$2,344	$2,046

Income taxes eliminated from operating activities components:

	Nine-month periods ended September 30,
	2008	2007
Reversal of income tax included in the statement of income	$446	$275
Income taxes paid	(4)	(7)

Total income taxes eliminated from operating activities	$442	$268

Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2008	2007
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$—	$(2)
Trade accounts receivable	(63)	(127)
Other receivables	(171)	10
Inventories	(127)	(100)

	$(361)	$(219)

Net (decrease) increase in liabilities
Accounts payable	$(6)	$(131)
Salaries and social benefits payable	42	33
Taxes payable	3	(4)
Other liabilities	(21)	10
Contingencies	(32)	(41)

	$(14)	$(133)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6. Supplementary cash flow information (continued)

Interest paid during the nine-month periods ended September 30, 2008 and 2007, amounted to $113 and $165, respectively.

•	Main non-cash operating transactions:

	Nine-month periods ended September 30,
	2008	2007
Provision for minimum presumed income tax	$—	$27
Derivatives	67	104
Credit on minimum presumed income tax offset with income taxes	222	68
Credit on income tax from cash dividends paid by foreign companies	12	8
Foreign currency translation adjustments in assets	101	16
Foreign currency translation adjustments in liabilities	34	8

•	Most significant investing activities:

Fixed assets acquisitions include:

	Nine-month periods ended September 30,
	2008	2007
Acquisition of fixed assets (Note 16.a)	$(1,190)	$(958)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(535)	(417)
Less:
Acquisition of fixed assets through incurrence of accounts payable	552	492
Capitalized interest on fixed assets	16	18
Wireless handsets lent to customers at no cost (i)	3	3

	$(1,154)	$(862)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Nine-month periods ended September 30,
	2008	2007
Acquisition of intangible assets (Note 16.b)	$(40)	$(23)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(5)	(14)
Less:
Acquisition of intangible assets through incurrence of accounts payable	35	15

	$(10)	$(22)

Equity investee acquisitions include:

	Nine-month periods ended September 30,
	2008	2007
Cash paid for the acquisition of the shares of Cubecorp	$(98)	$—
Cash and cash equivalents included in the acquisition of Cubecorp	1	—

	$(97)	$—

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Nine-month periods ended September 30,
	2008	2007
Time deposits with maturities of more than three months	$436	$(38)
Loan to Nortel	(4)	—

	$432	$(38)

•	Financing activities components:

	Nine-month periods ended September 30,
	2008	2007
Debt proceeds	$102	$40
Payment of Notes	(844)	(455)
Payment of bank loans	(73)	(198)
Payment of interest on Notes	(110)	(141)
Payment of interest on bank loans	(3)	(24)
Cash dividend paid	(29)	(28)

Total financing activities components	$(957)	$(806)

In April 2008, Nucleo paid cash dividends amounting to $63, corresponding $29 to the minority shareholders. In May 2007, Nucleo had paid cash dividends amounting to $64, corresponding $28 to the minority shareholders.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions

(a) Controlling group

As of September 30, 2008, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option could be exercisable from January 31, 2008 through December 31, 2013.

As of September 30, 2008, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock.

Telecom Argentina has been informed by W de Argentina – Inversiones S.L. that it exercised its 2% option on February 1, 2008. Additionally, Sofora has notified Telecom Argentina that: (i) on February 12, 2008, Sofora received from France Câbles et Radio and from Atlas Services Belgium a letter notifying Sofora of such companies’ transfer of the 2% interest in Sofora, and requesting that such transfer be registered in favor of W de Argentina–Inversiones S.L.; (ii) Sofora replied to the letter sent by France Câbles et Radio and Atlas Services Belgium by requesting a copy of the prior authorization from the SC to said transfer of shares, arguing that a prior authorization of the SC was necessary in accordance to rules and regulations in effect. To this date, Sofora has not received any answer, and neither the buyers nor the sellers have submitted any proof of such authorization; (iii) with the goal of protecting the interests of Sofora, its controlled companies and their respective shareholders, a petition was submitted to the SC requesting it to determine if, in accordance to rules and regulations in effect, the parties participating in said transaction had to request the prior authorization of the relevant authorities; (iv) this request to the SC was submitted as well to enable Sofora to determine what to do with respect to the registration of the transfer requested by the interested parties; (v) as soon as the SC decides upon this matter, Sofora will take the steps necessary to comply with such decision. Likewise, W de Argentina – Inversiones S.L. has submitted a note to Sofora stating that it is their position that prior authorization by the SC was not necessary and requesting to immediately register such interest transfer. Additionally, W de Argentina – Inversiones has informed Sofora that they have brought legal actions accordingly.

Additionally, the Telecom Italia Group has also acquired for an aggregate purchase price of US$60 million two call options on W de Argentina – Inversiones S.L.’ entire interest in Sofora, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 business days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. At the time these call options were granted, the Argentine Antitrust Commission resolved and notified Telecom Italia International N.V. and W de Argentina—Inversiones S.L. that “in the event the options granted under the Call Option Agreement executed on September 9, 2003, were to be exercised, such exercise will need to be notified in accordance with Sections 6 and 8 of Law No. 25,156.”. The eventual exercise of these options by Telecom Italia and Telecom Italia International N.V. is subject to the prior approval of the SC (according to SC Note No. 1004/08).

Telecom Argentina has been informed that on June 13, 2008, W de Argentina – Inversiones S.L. brought a complaint against Telecom Italia International N.V., before the National Court of First Instance N° 8, Secretariat N° 15 of the City of Buenos Aires, with the purpose of obtaining a decree of nullity on the Call Option which Telecom Italia International N.V. acquired in the year 2003 over the total amount of the capital share which W de Argentina – Inversiones S.L. owns in Sofora, indirect controlling company of Telecom Argentina. Within the scope of said proceedings, the intervening judge ordered the entry of the complaint in Sofora’s registry of shareholders, under the terms of section 229 of the National Civil and Commercial Code of Procedure.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

In connection with these transactions, a Shareholders’ Agreement between W de Argentina – Inversiones S.L., Telecom Italia S.p.A. and Telecom Italia International N.V. for the joint management of Sofora, Nortel and Telecom was executed. Telecom Italia is the operator of Telecom Argentina.

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Changes in the equity stocks of the indirect shareholders of Telecom Argentina

In April 2007, Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A. (which, as of that date, held 18% of Telecom Italia’s capital stock), to a joint company named Telco S.p.A. made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefonica, S.A. (from Spain), which currently own approximately 24.5% of Telecom Italia’s voting shares (the “Transaction”).

Because Telefonica, a subsidiary of Telefonica, S.A. (from Spain), is the main competitor of Telecom Argentina, before the Transaction closed Telecom Argentina’s directors and members of the Supervisory Committee analyzed the possible implications that the Transaction could have for Telecom Argentina, especially under the Antitrust Act (“Ley de Defensa de la Competencia”), resulting in the existence of divided opinions within the Board of Directors based on reports prepared by experts.

The Board resolved that, since the Transaction involved the acquisition of an indirect minority shareholding which did not imply a direct modification of control over Telecom Argentina, the Transaction did not fall within the scope of Section 8 of the Antitrust Act and thus did not have to be notified to the Argentine Antitrust Commission; additionally, even if this acquisition of a minority shareholding were deemed to imply a modification of control (at least from a conceptual perspective), the fact that Telefonica, S.A. (from Spain) committed not to intervene in any way whatsoever in the management of Telecom Argentina, ensures that these two companies will be managed independently, and therefore there is no contravention of Section 7 of the Antitrust Act.

The resolution adopted by the Board was communicated to the Regulatory Authorities and subsequent notes were also submitted to the Regulatory Authorities both by Telecom Argentina and by directors and alternate directors of Telecom Argentina, expressing their personal conclusions regarding the Transaction. These notes are available at the CNV website (www.cnv.gov.ar).

Among those notes expressing personal opinions, the notes submitted by Mr. Gerardo Werthein, Mr. Esteban Macek and Mr. Julio Naveyra express the concern that the Transaction “may result in a modification of the control structure of Telecom Argentina” and that, to the extent “said modification in the control structure could have an impact on the decision-making in Telecom Argentina,” the Transaction should have been notified to the Argentine Antitrust Commission for its review.

One of the directors submitting this opinion also expresses the concern that Telefonica, S.A. (from Spain) will exert substantial indirect influence on Telecom Argentina, and that such influence may additionally imply a violation of telecommunications regulations in effect.

The Argentine Antitrust Commission opened an administrative proceeding recorded as “Telefonica de España, Olimpia y Otros s/Diligencia Preliminar (DP No. 29),” with the purpose of determining whether the Transaction “could have an adverse effect on competition in Argentina’s telecommunications market in light of the existing regulatory framework,” and the Chairman and Vice Chairman of Telecom Argentina were called upon to testify. In connection with this administrative proceeding, on October 16, 2007, the Argentine Antitrust Commission issued Resolution No. 78/07, approving the implementation by the Argentine Antitrust Commission of a “mechanism of verification, control and monitoring” over Telecom Argentina for a period of two months, and appointing two Supervisors-Observers, one of them acting on behalf of the Argentine Antitrust Commission and the other on behalf of the CNC, who were requested to “act on behalf of public interests in the market, competition and users and consumers.”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

This two-month period was later extended two more months (until February 19, 2008). In performing their duties, the Supervisors-Observers requested information and documentation from Telecom Argentina, attended meetings of the decision-making boards (the Board of Directors and the Management Council), and interviewed on several occasions the members of the Board of Directors, members of the Supervisory Committee and members of the Management of Telecom Argentina. They have at all times received assistance from Telecom Argentina. As of the date of issuance of these consolidated financial statements, Telecom has no formal knowledge of the content of any report prepared or filed by these Supervisors-Observers as requested by Resolution No. 78/07.

On October 25, 2007, Telefonica, S.A. (from Spain) made the following public statement: “Telefonica, S.A., Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A and Sintonia S.A. (Benetton) have bought today, October 25, 2007, Olimpia S.p.A.’s entire stock through the Italian company Telco S.p.A., which holds approximately 23.6% of Telecom Italia S.p.A.’s voting shares”. As a consequence of additional share acquisitions in March 2008, Telco S.p.A. currently owns approximately 24.5% of Telecom Italia S.p.A.’s voting shares.

On November 8, 2007, Telecom Argentina’s Board of Directors adopted the following resolutions:

1.	A note was submitted to the Argentine Antitrust Commission (in Administrative File DP No. 29), declaring that Telecom Argentina had not taken part in the Transaction whatsoever. Additionally, and specifically since 46% of Telecom Argentina’s capital stock is listed on the BCBA and the NYSE, a request was submitted to the Argentine Antitrust Commission that any measure taken by the Regulatory Authorities with respect to the Transaction should not affect Telecom Argentina, as it was not a party to it. A copy of this note was submitted to the SC and the CNC.

2.	Notes were submitted to the SC and the CNC to the same effect. Copies of these notes were submitted to the Argentine Antitrust Commission.

3.	Telefonica, S.A. (from Spain) and Telefonica were notified to the effect that, if as a result of the Transaction, Telecom Argentina were to suffer any damage or loss of any nature, Telecom Argentina reserves the right to bring any and all legal actions that are deemed appropriate to obtain full and complete compensation for its losses.

All the abovementioned notes were submitted on November 20, 2007.

On December 7, 2007, in response to these resolutions, Telefonica, S.A. (from Spain) has insisted that “to the extent it has no participation whatsoever in Telecom Argentina’s Management, it could hardly cause Telecom Argentina any damage, either directly or indirectly,” as it had previously declared before the relevant authorities.

On February 11, 2008, Telecom Argentina, Personal, Nortel and Sofora were notified that, in the course of a legal proceeding initiated by W de Argentina—Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein, Commercial Court N° 16 – Secretariat No. 32 had appointed an Observer that shall have monitoring authority over Telecom Argentina, Personal, Nortel and Sofora for a period of two months (until April 11, 2008).

The Observer was in charge of reporting relevant information to the Court so that it can evaluate whether, as a result of Telefonica, S.A. (from Spain)’s participation in Telco S.p.A., there is a real risk of possible conflicts of interest in the decision-making of these companies.

Telecom Argentina and other companies involved appealed the adoption of this provisional remedy.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

Provisional remedies requested by W de Argentina – Inversiones S.L. and Messrs. Adrián, Gerardo, Daniel and Darío Werthein were rejected by the Court in their entirety and neither of them has appealed such decision. The plaintiffs had requested the Court to order urgent provisional remedies, which was rejected “because the granting of said remedies would imply in certain cases – prohibition against voting in meetings, separation of members of regular organs of their functions – a substantial modification in the corporate intention, altering the present system of majorities and minorities; similarly, said remedies could alter the management organ, as the co-plaintiffs could, through said remedies, change the minority they have at present and, as a consequence, their opinions would prevail in the decisions to be adopted, not only against legal certainty, but also against the economy of the respective agreements unrestrictedly entered into(cciv. 1197), since no claims were brought against flaws or defects about intention. Furthermore, if the Court directly ordered the requested remedies, said order could in fact imply the setting of a new majority with an access to control that not even Telecom Italia S.p.A. has to at present, which new majority is also formed by the co-plaintiffs, who would benefit from a decision which by all means will exceed the plaintiffs’ interests; in such case, they did not explain how the abovementioned possible consequence would be avoided, even when they seem to have noticed said possible consequence, as they also required the appointment of an Observer to inform “about the actions of said directors authorized to act”. The judge, however, within his discretion, chose to authorize the provisional remedy described above (the appointing of the Observer).

On May 14, 2008, the Observer delivered the final report (related to the original appointment) to the Court where, among other aspects, he informed he had not found any signs of Telefonica, S.A. (from Spain)’s influence in corporate businesses. On June 3, 2008, Telecom Argentina filed its comments on the report.

The Observer’s period was extended by the Court and it finally ended on September 19, 2008.

The plaintiff asked the Court to extend the performance of the Observer for a new period, but the Court denied said requirement, as it was considered unnecessary because the documentation to be analyzed by the expert is already in the files. The plaintiff appealed said resolution but then voluntarily dismissed said appeal reserving the right to request the extension of the Observer’s period for a later opportunity.

In September 2008, the Observer delivered the final report (related to the extension of the appointment) to the Court and Telecom Argentina filed its comments on the report.

On August 13, 2008, Telecom Argentina was notified about the complaint that was brought: “Werthein, Gerardo y Otros c/ Telecom Italia S.p.A y Otros s/ ordinario”, within which scope the provisional remedy was authorized consisting, as abovementioned, of the appointment of the Observer. Such provisional remedy is a declaratory action of certainty by which the plaintiffs say that, as long as Telefonica S.A. continues to hold the same amount of stocks from Telecom Italia Group: a) Telecom Italia S.p.A. and its controlled Telecom Italia International N.V. have an interest opposed to the corporate interest of Sofora, Nortel, Telecom Argentina and Personal (all of them jointly “Telecom Group companies”), the plaintiffs request the Court to make a decision about said shareholders, disallowing them to take part, discuss matters and vote in meetings held by Telecom Group companies; and b) those directors appointed in Telecom Group companies following Telecom Italia S.p.A.’s petition, have an interest opposed to the corporate interest of the abovementioned Group, reason by which the plaintiffs request the Court to issue a decision by which said directors are disallowed to discuss matters and vote in the meetings held by the Board. Telecom Argentina answered in due time and proper form requesting that said action should be rejected in consonance with the grounds of fact and grounds of law expressed in its answer to the complaint. At the date of issuance of these financial statements, the decision of the Court on the underlying question of law is still pending.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

On July 24, 2008, Sofora forwarded to Telecom Argentina a note and the copy of a letter sent by the Chairman of Telecom Italia S.p.A., where it is informed that the only two directors appointed at present pursuant to the proposal of Telefonica, S.A. (from Spain) –over fifteen directors– through Telco S.p.A., for Telecom Italia’s Board (Mr. César Alierta Izuel and Mr. Julio Linares López) have formally confirmed their obligation of not taking part or voting in those meetings of the Board where proposals or matters related to the activities of Telecom Italia and its controlled companies in the telecommunications market in Argentina, as well as in the same market in Brazil are to be analyzed. Besides, as regards the participation of Mr. Julio Linares López in the Management Committee of Telecom Italia S.p.A., he has also formally confirmed his obligation of not taking part or voting in those meetings of the Management Committee about the abovementioned proposals or matters.

In his letter, the President of Telecom Italia S.p.A. has also explained that “the mentioned obligations were officially expressed at the meeting held by the Board of Directors of Telecom Italia S.p.A. on April 15, 2008, when the content and scope of said obligations were officially recorded. In view of which, Directors (Consiglieri) Mr. César Alierta Izuel and Mr. Julio Linares López are prevented from taking part and/or voting in the meetings held by the Board of Directors of Telecom Italia, when the abovementioned matters are to be analyzed, as well as of having access to the information relative to the Telecom Group and the rest of the activities of Telecom Italia S.p.A in Argentina. The mentioned prohibitions constitute a farther guarantee of the complete operational and management separation that exists between the Telefonica Group and the Telecom Italia Group in Argentina”.

On July 2, 2008, the SC informed Telecom Italia S.p.A. and Telecom Italia International N.V. (by means of SC Note No. 1004/08) about the previous authorization they need to request the SC in order to buy or transfer shares as Sofora’s shareholders and, through said company, in Nortel, Telecom Argentina and Personal.

(d) Annulment actions against the Annual Shareholders’ Meeting and the Board of Directors of Telecom Argentina’s decisions

At the Annual Shareholders’ Meeting held on April 29, 2008, and the Board of Directors’ meeting held on the same date, the appointment of directors, members of the Supervisory Committee, external auditors and members of the Audit Committee was approved, who shall perform their duties during the 20th fiscal year. The December 31, 2007 financial statements were also approved, and the unappropriated retained deficit of $708 was carried forward to a new account.

At said Meeting, Telecom Argentina’s shareholders decided, with the vote of the majority of Nortel that Mr. Gerardo Werthein’s performance as Regular Director during fiscal year 2007 was not to be approved. Mr. Werthein brought a claim before the courts requesting the annulment of the abovementioned decision of the Meeting. On September 5, 2008, Telecom Argentina was notified of this claim and answered the complaint brought in due time and proper form requesting the same to be completely rejected.

On October 16, 2008, Telecom Argentina was notified of a pre-trial conference in the case “Werthein, Gerardo c/Telecom Argentina S.A. s/Nulidad de Resoluciones de Directorio”, that was set on calendar for October 22, 2008. By the right granted to Telecom Argentina by section 3 of Decree No. 91/98 ruling Law No. 24,573, Telecom Argentina appointed a different mediator other than those proposed by the plaintiff. The appointed mediator set a new date for the pre-trial conference, carried out November 3, 2008. At said pre-trial conference, it was determined that the purpose of the plaintiff’s claim is the challenge of certain decisions adopted in Telecom Argentina Board’s meetings held on August 5 and September 10, 2008. It was also decided a new audience to be set on calendar for November 19, 2008.

(e) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

The following is a summary of the balances and transactions with related parties as of September 30, 2008 and December 31, 2007 and for the nine-month periods ended September 30, 2008 and 2007:

		As of September 30, 2008	As of December 31, 2007
Accounts receivable
TIM Celular S.A. (a)		$3	$5
Telecom Italia S.p.A. (a)		2	2

		$5	$7

Investments
Nortel S.A.		$5	$1

		$5	$1

Current accounts payable:
Telecom Italia Sparkle S.p.A. (a)		$22	$9
Italtel Argentina S.A. (a)		18	25
Latin American Nautilus USA Inc. (a)		3	1
Latin American Nautilus Argentina S.A. (a)		3	2
Telecom Italia S.p.A. (a)		3	12
Latin American Nautilus Ltd. (a)		2	—
Etec S.A. (a)		1	1
Entel S.A. (Bolivia) (a) (d)		—	2
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)		1	1

		$53	$53

Non-current accounts payable:
Telecom Italia Sparkle S.p.A. (a)		$23	$—
Latin American Nautilus USA Inc. (a)		1	—
Latin American Nautilus Argentina S.A. (a)		1	—

		$25	$—

		Nine-month periods ended September 30,
	Transaction description	2008	2007
Services rendered:
TIM Celular S.A. (a)	Roaming	$10	$7
Telecom Italia S.p.A. (a)	Roaming	4	4
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	4	4
Entel S.A. (Bolivia) (a) (d)	International inbound calls	1	2
Latin American Nautilus Argentina S.A. (a)	International inbound calls	—	1
Standard Bank (b) (c)	Others	4	3

Total services rendered		$23	$21

Services received:
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and data	(28)	(13)
Telecom Italia S.p.A. (a)	Fees for services and roaming	(14)	(21)
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(4)	(4)
Etec S.A. (a)	International outbound calls	(3)	(3)
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	(3)	(3)
Latin American Nautilus Argentina S.A. (a)	Data and lease of circuits	(2)	—
Latin American Nautilus USA Inc. (a)	International outbound calls	(1)	(1)
Entel S.A. (Bolivia) (a)	International outbound calls	(1)	(4)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	Salaries and social security	(7)	(6)
Caja de Seguros S.A. (b)	Insurance	(1)	(1)
La Estrella Compañía de Seguros S.A. (b)	Insurance	(1)	(1)

Total services received		$(65)	$(57)

Purchases of fixed assets/intangible assets:
Italtel Argentina S.A. (a)		$88	$59
Telecom Italia Sparkle S.p.A. (a)		33	26
Latin American Nautilus Ltd. (a)		4	—
Telecom Italia S.p.A. (a)		2	—
Latin American Nautilus Argentina S.A.(a)		2	1
Latin American Nautilus USA Inc. (a)		1	—

Total fixed assets and intangible assets		$130	$86

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina - Inversiones S.L.
(c)	This company is a related party as from April 2007.
(d)	This entity is no longer related party at April 2008.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt

8.1. Short-term and long-term debt

As of September 30, 2008 and December 31, 2007, the Company’s short-term and long-term debt comprises the following:

	As of September 30, 2008	As of December 31, 2007
Short-term debt:
- Principal:
Notes	$542	$1,372
Bank loans and others	116	69

Subtotal	658	1,441
- Accrued interest	55	30
- Derivatives	—	3

Total short-term debt	$713	$1,474

Long-term debt:
- Principal:
Notes	$1,749	$1,781
Bank loans	1	5

Subtotal	1,750	1,786
- Effect on discounting of debt	(17)	(62)

Total long-term debt	$1,733	$1,724

Total debt	$2,446	$3,198

The following table segregates the Telecom Group’s debt by company as of September 30, 2008:

	Telecom	Cubecorp	Personal	Nucleo	Consolidated as of September 30, 2008	Consolidated as of December 31, 2007
¿ Principal	1,520	4	771	113	2,408	3,227
¿ Accrued interest	35	—	18	2	55	30

Subtotal	1,555	4	789	115	2,463	3,257
¿ Effect on discounting of debt	(17)	—	—	—	(17)	(62)
¿ Derivatives	—	—	—	—	—	3

Total debt	1,538	4	789	115	2,446	3,198

• Short-term debt	555	3	40	115	713	1,474
• Long-term debt	983	1	749	—	1,733	1,724

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through October 2008, the Company has made principal prepayments (mandatory and, sometimes, optional), which prepaid all principal amortization payments originally scheduled up to October 2011. By means of this, since the issuance date of the notes, the Company has cancelled 58.84% of Series A Notes and 100% of Series B Notes.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	Restructured Notes

Terms and conditions

Series A Notes are due in 2014 and Series B Notes are due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
November 5, 2008	B	AA-	B+	AA-

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the December 31, 2007 and June 30, 2008 financial statements, the Company has determined an “excess cash” of $427 and 179, respectively. As a consequence, with these “excess cash” and voluntary payments, Telecom Argentina made principal payments of Notes, in the amount of $822 and $ 252 on April 15, 2008 and October 15, 2008, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”.

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

The Company is in compliance with all debt covenants.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities’ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

Measurement of the restructured Notes

The new debt was initially recorded at fair value. Fair value was determined as the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the time of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the restructured Notes

The following table shows the main characteristics of the outstanding series of Notes as of September 30, 2008:

	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Book value at September 30, 2008 (in million of $)					Fair value as of September 30, 2008
Series					Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 44	October 2014	138	4	142	(2)	140		138
A-1	2	Euro 493	Euro 222	October 2014	981	22	1,003	(11)	992		913
B-1	1	US$ 933	US$ 39	October 2011	121	6	127	—	127		124

					1,240	32	1,272	(13)	1,259		1,175

Unlisted
A-2	1	US$ 7	US$ 3	October 2014	10	—	10	—	10		10
A-2	2	Euro 41	Euro 18	October 2014	82	2	84	(1)	83		76
A-2	3	Yen 12,328	Yen 5,558	October 2014	164	1	165	(3)	162		152
A-2	4	$ 26	(**) $ 16	October 2014	16	—	16	—	16		16
B-2	1	US$ 66	US$ 3	October 2011	8	—	8	—	8		9

					280	3	283	(4)	279	(*)	263

					1,520	35	1,555	(17)	1,538		1,438

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment that was rejected in May 2008. The Argo Fund didn’t file an appeal from this decision to the Supreme Court of the United States. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

•	Derivatives

As indicated in Note 4.t, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The main features of the outstanding swap contracts at September 30, 2008 are as follows:

Characteristics of the agreement	Swap in Euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 241 million	¥ 5,557 million
- Outstanding principal to render subject to contract	US$ 294 million	US$ 49 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 247 million	¥ 5,611 million
- Total principal and interest to be paid	US$ 304 million	US$ 51 million
- Swap estimated market value as of 9.30.08 – assets	US$ 43 million	US$ 2 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

Both swap contracts expired in October 2008, generating a net income of funds approximately equivalent to $113.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In June 2008, Personal cancelled the Series 2 third installment for an aggregate amount of $23 ($22 for principal amount and $1 for interest amount). Additionally, Personal cancelled Series 3 interest for an amount of US$11 million.

The following table shows the outstanding series of Notes as of September 30, 2008:

	Nominal value (in millions)	Term in years	Maturity Date	Annual rate %	Book value as of September 30, 2008 (in million of $)				Fair value as of September 30, 2008
Series					Principal	Accrued interest	Issue discount and underwriting fees	Total
2	$ 87	3	December 2008	(a) 18.54	22	—	—	22	(b) 22
3	US$ 240	5	December 2010	9.25	752	18	(3)	767	751

Total					774	18	(3)	789	773

(a)	Floating Badlar plus 6.5%. Badlar for the period September 22, 2008 through December 22, 2008 is 12.0375%. The terms and conditions of the Notes require that total interest rate cannot be lower than 10% or higher than 20%.
(b)	Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
September 30, 2008	B+	AA-	B+	AA-
November 5, 2008	B	AA-	B+	AA-

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. At maturity date, Personal fully paid this loan for an aggregate amount of US$12 million, equivalent to $38 ($37 for principal and $1 for interest).

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

-	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

-

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

4. Negative covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

e)	Sale and leaseback transactions;

f)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities’ business operations, their financial condition and results of operations.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

During fiscal year 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; at the date of issuance of these consolidated financial statements, Nucleo has cancelled US$ 7.9 million at the respective due date.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

✓	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly;

✓

the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

During fiscal year 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $40), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly. At the date of issuance of these consolidated financial statements, Nucleo has cancelled, at the due date, Guaranies 49,406 million (equivalent to $32) and has renewed the remaining loan. This new loan is a bullet loan with nine-month installments.

During the second and third quarter of 2008, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 107,700 million (equivalent to $85), with maturity dates in a range between seven and twelve months.

(c) Cubecorp

At the time of incorporation to the Telecom Group, Cubecorp had bank loans for a total amount of US$ 2.5 million. At September 30, 2008, such financial debt was reduced to US$ 1.1 million. These loans accrue interest at an annual nominal rate of approximately 10% with payments in eighteen and thirty-six months.

9 – Shareholders’ equity

(a) Common stock

At September 30, 2008, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock—see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety during fiscal year 2006 ($277). Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

On September 7, 2007, new authorities were appointed for PPP’s Executive Committee. Said authorities submitted a note to the Company where they informed that the Executive Committee has undersigned an “Agreement for the Dissolution of the Fund of Guarantee and Repurchase of the PPP” with Comafi Bursátil S.A. Sociedad de Bolsa, Mandatos PPP S.A. and the firm Nicholson y Cano Attorneys-at law, to which effect said Executive Committee is calling the PPP’s participants to sign the individual powers-of attorney in favor of Mandatos PPP S.A.

41,418,562 Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above. The remaining 17,205 Class “C” shares belong to individual shareholders, 2,822 of which are blocked by different injunctions.

10. Income tax

As describe in Note 4.p, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax payable for the nine-month period ended September 30, 2008 and for the year ended December 31, 2007 consists of the following:

	As of September 30, 2008					As of December 31, 2007
	Telecom	Cubecorp	Personal	Nucleo	Total
Income tax provision	$204	$—	$323	$7	$534	$134
Credit on minimum presumed income tax	(185)	—	(16)	—	(201)	(103)
Payments in advance of income taxes	(4)	—	(35)	(7)	(46)	(30)

Income tax payable	15	—	272	—	287	1
Non current net deferred tax liabilities (assets)	245	6	(21)	—	230	289

Total deferred tax liabilities	$260	6	$251	$—	$517	$290

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

10. Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of September 30, 2008					As of December 31, 2007
	Telecom	Cubecorp	Personal	Nucleo	Total
Tax loss carryforwards	$—	$2	$1	$—	$3	$130
Allowance for doubtful accounts	42	—	49	—	91	81
Provision for contingencies	119	—	24	—	143	129
Other deferred tax assets	89	1	19	—	109	117

Total deferred tax assets	250	3	93	—	346	457
Fixed assets	(62)	1	(37)	4	(94)	(103)
Inflation adjustments (i)	(411)	(10)	(18)	(3)	(442)	(527)
Purchase price allocation of Cubecorp’s fixed assets (ii)	(22)	—	(1)	—	(23)	—
Estimated cash dividends receivable from foreign companies	—	—	(5)	(1)	(6)	(10)

Total deferred tax liabilities	(495)	(9)	(61)	—	(565)	(640)

Subtotal deferred tax assets (liabilities)	(245)	(6)	32	—	(219)	(183)
- Valuation allowance	—	—	(11)	—	(11)	(106)

Net deferred tax (liabilities) assets as of September 30, 2008	$(245)	(6)	$21	$—	$(230)

Net deferred tax (liabilities) assets as of December 31, 2007.	$(283)	—	$(4)	$(2)		$(289)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	This deferred tax liability was generated by the acquisition of shares of Cubecorp and has no impact in the consolidated statement of income.

As of September 30, 2008, the Company had accumulated operating tax loss carryforwards of $3 of which $1 from Personal expires in fiscal year 2009 and $2 from Cubecorp expires in fiscal year 2010.

Income tax benefit (expense) for the nine-month periods ended September 30, 2008 and 2007 consists of the following:

	Nine-month period ended September 30, 2008
	Telecom	Personal	Nucleo	Total
Current tax expense	$(204)	$(323)	$(7)	$(534)
Deferred tax benefit	57	26	2	85
Valuation allowance	3	—	—	3

Income tax expense	$(144)	$(297)	$(5)	$(446)

	Nine-month period ended September 30, 2007
	Telecom	Personal	Nucleo	Total
Current tax expense	$—	$(67)	$(7)	$(74)
Deferred tax (expense) benefit	(118)	(84)	(5)	(207)
Valuation allowance	15	(9)	—	6
Current tax expense from discontinued operations	(63)	—	—	(63)

Income tax expense	$(166)	$(160)	$(12)	$(338)

Income tax benefit (expense) from continuing operations for the nine-month periods ended September 30, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	1,816	36	1,852
Non taxable items – Gain on equity investees	(573)	—	(573)
Non taxable items – Other	3	(7)	(4)

Subtotal	1,246	29	1,275
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(437)	(3)	(440)
Additional income tax from cash dividends paid by foreign companies	(7)	(2)	(9)
Change in valuation allowance	3	—	3

Income tax expense from continuing operations as of September 30, 2008	(441)	(5)	(446)

Pre-tax income on a separate return basis	1,016	58	1,074
Non taxable items – Gain on equity investees	(292)	—	(292)
Non taxable items – Other	(14)	(3)	(17)

Subtotal	710	55	765
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(248)	(5)	(253)
Additional income tax from cash dividends paid by foreign companies	(21)	(7)	(28)
Change in valuation allowance	6	—	6

Income tax expense from continuing operations as of September 30, 2007	(263)	(12)	(275)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $1,013 as of September 30, 2008, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(c) Commitments and contingencies assumed by Telecom from the sale of Publicom

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom. According to said proposal, Telecom:

✓	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

✓	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

✓	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

✓	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

✓	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

(d) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the Management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2008, the Company has established reserves in an aggregate amount of $411 to cover potential losses under these claims ($85 deducted from assets and $326 included under liabilities) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2008, these restricted funds totaled $23. The Company has classified these balances to other receivables on the Company’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences before the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of the Company, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of September 30, 2008, total claims in these labor lawsuits amounted to $9.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In April 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income. In October 2007, the National Court of Appeals has confirmed the resolution of the National Fiscal Court and has determined a fine amounting to $6.6. The Company has appealed the decision to the Argentine Supreme Court of Justice, which was granted.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit. If the judicial appeals are not favorably resolved, Telecom Argentina estimates it will be required to pay approximately $15 (including fines for $6.6).

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income. Telecom Argentina has appealed this sentence before the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company’s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11. Commitments and contingencies (continued)

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought mainly by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While two Divisions confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

In order support its rights, the Company has filed appeals against those unfavorable decisions, and although said decisions have not yet been analyzed by the Supreme Court of Justice, it is to be noted that recently, when resolving on a similar case against Telefonica, said Court found the abovementioned decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the complaints set forth therein. Although the mentioned decision of the Supreme Court of Justice is to be applied to that specific case, it has generated a judicial precedent which, to the opinion of the legal counsels of the Company, has changed the complaints against Telecom into possible contingencies and not adequately quantifiable as of the date of issuance of these financial statements.

12. Acquisition of Cubecorp

(i)	Description of the transaction

On July 15, 2008, Telecom Argentina acquired 100% of the shares of Cubecorp for approximately $98, equivalent to US$ 32.3 million at that date. Subsequently, Telecom transferred 5% of the shares to Personal for an approximate amount of $5, equivalent to US$ 1.6 million.

Within the framework of the positioning of the Company as an integrated ICT (“Information and Communication Technology”) solutions provider for the corporate wholesale segment and for the Government, Telecom acquires with Cubecorp a Data Center located in Pacheco, Department of Buenos Aires. It provides IT outsourcing services which include: computerized equipment, connectivity, information security, monitoring, storage, backboard and data recovery, support, operation and administration. Furthermore, Telecom adds to its interdisciplinary professional staff dedicated to the Data Centers solutions, a specialized and qualified staff, dedicated both to the operation and maintenance of the Data Center and to the marketing of these services.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Acquisition of Cubecorp (continued)

With this acquisition, Telecom strengthens its Data Center services, as the Data Center acquired is equipped with world class infrastructure, which permits to offer clients with high reliability, availability and scalability customized to their needs. This service quality is supported by several certifications obtained by Cubecorp (Banco Central de la República Argentina, SAP, EMC, Suntone, Cisco, Oracle and Microsoft).

On August 1st, 2008, Telecom and Personal jointly made irrevocable capital contributions for $10.5 to Cubecorp in accordance with their respective participations, and the corresponding shares are expected to be issued during fiscal year 2009.

The Board of Directors of Telecom and Cubecorp held on September 10, 2008, and October 7, 2008, respectively, approved the Preliminary Agreement of Merger, by which Telecom would incorporate Cubecorp by merger, effective January 1st, 2009.

(ii)	Accounting treatment

Under Argentine GAAP, the transaction described in a) above, was accounted for in accordance with the guidelines of RT 18 and RT 21, using the “Purchase method”.

The Company has then: i) determined the cost of acquisition as the total amount paid for the shares plus directly attributable costs related to the transaction and ii) assigned the cost of the acquisition to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of the acquisition cost to the assets acquired and liabilities assumed resulted in an increase of the value of the fixed assets acquired and the recognition of customer-related intangible assets, both net of tax effect.

The effects of the application of this method are included in “Application of the purchase method” in the table below.

In addition, at the time of the acquisition and in accordance with RT 21, Telecom has conformed the accounting policies used by Cubecorp to the Company’s. The only significant adjustment was the recognition of a deferred tax liability generated by the difference between book value of the fixed assets adjusted for inflation and the tax value of those assets. The effect is included in “Conformity of accounting policies” in the table below.

(iii)	Effect of the acquisition in the consolidated financial statements

A summary of the assets acquired and liabilities assumed, based on an special financial statement as of June 30, 2008 issued by the seller, is as follows:

	Special financial statement as of June 30, 2008	Conformity of accounting policies	Application of the purchase method	Estimated fair value of Cubecorp’s assets and liabilities
ASSETS
Cash and banks	1	—	—		1
Other receivables	20	—	(9)		11
Fixed assets	29	—	100	(a)	129
Intangible assets – customer relationship	—	—	2	(b)	2

Total assets	50	—	93	(I)	143

LIABILITIES
Accounts payable	3	—	—		3
Loans	8	—	—		8
Salaries and social security payable	2	—	—		2
Taxes payable	—	3	27		30
Other liabilities	1	—	—		1
Contingencies	1	—	—		1

Total liabilities	15	3	27	(II)	45

Total paid for shares				(I)–(II)	98

(a)	Includes $64 of purchase price allocation to fixed assets.
(b)	Corresponds to Cubecorp’s customer relationship.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12. Acquisition of Cubecorp (continued)

The effect in the Group’s results of operations for the period between Cubecorp’s acquisition date and September 30, 2008 (that was included in the Voice, data and Internet reportable segment—see Note 13), is as follows:

Net sales	3
Salaries and social security	(1)
Fees for services	(1)
Others	(1)

Operating income before depreciation and amortization	—
Fixed assets depreciation	(1)

Operating loss	(1)
Income tax expense	—

Net loss	(1)

Cubecorp’s cash flow contribution for the period between Cubecorp’s acquisition date and September 30, 2008, is as follows:

Cash flow used for operating activities	(3)
Cash flow provided by (used for) investing activities
Fixed asset acquisitions	(1)
Cash and cash equivalents included in Cubecorp’s acquisition	1

Cash flow provided by investing activities	—

Cash flow provided by (used for) financing activities
Capital contribution received	11
Payment of debt	(5)

Cash flow provided by financing activities	6

Increase in cash and cash equivalents	3
Cash and cash equivalents at the beginning of period	—

Cash and cash equivalents at period end	3

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through five legal entities which represent five operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Cubecorp
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)	Dormant entity at September 30, 2008 and 2007.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the nine-month periods ended September 30, 2008 and 2007, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the nine-month period ended September 30, 2008

☐	Income statement information

	Voice, data and Internet	Wireless
Results from continuing operations	(a)	Personal	Nucleo	Subtotal	Total
Services	2,649	4,257	320	4,577	7,226
Equipment sales	34	523	6	529	563

Net sales	2,683	4,780	326	5,106	7,789
Salaries and social security	(664)	(182)	(26)	(208)	(872)
Taxes	(170)	(433)	(10)	(443)	(613)
Maintenance, materials and supplies	(267)	(104)	(16)	(120)	(387)
Bad debt expense	(7)	(41)	(2)	(43)	(50)
Interconnection costs	(119)	—	—	—	(119)
Cost of international outbound calls	(108)	—	—	—	(108)
Lease of circuits	(47)	(19)	(16)	(35)	(82)
Fees for services	(126)	(135)	(10)	(145)	(271)
Advertising	(97)	(168)	(25)	(193)	(290)
Agent commissions and distribution of prepaid cards commissions	(29)	(499)	(29)	(528)	(557)
Other commissions	(38)	(74)	(3)	(77)	(115)
Roaming	—	(130)	(2)	(132)	(132)
Charges for TLRD	—	(519)	(46)	(565)	(565)
Cost of sales	(29)	(694)	(8)	(702)	(731)
Others	(187)	(185)	(23)	(208)	(395)

Operating income before depreciation and amortization	795	1,597	110	1,707	2,502
Depreciation of fixed assets and amortization of intangible assets	(606)	(278)	(78)	(356)	(962)

Operating income	189	1,319	32	1,351	1,540
Financial results, net	(63)	(59)	10	(49)	(112)
Other expenses, net	(103)	(38)	—	(38)	(141)

Net income before income tax and minority interest	23	1,222	42	1,264	1,287
Income tax, net	(144)	(297)	(5)	(302)	(446)
Minority interest	—	—	(10)	(10)	(10)

Net (loss) income from continuing operations	(121)	925	27	952	831

(a)	Includes net sales of $27, operating income before depreciation of $7, operating profit of $6 and net income of $6 corresponding to Telecom Argentina USA.

☐	Balance sheet information

Fixed assets, net	4,002	1,708	408	2,116	6,118
Intangible assets, net	178	601	—	601	779
Capital expenditures (without ARO and debt issue costs)	653	496	81	577	1,230
Net book value of Cubecorp’s fixed assets included in the acquisition of shares	131	—	—	—	131
Depreciation of fixed assets	(594)	(275)	(77)	(352)	(946)
Amortization of intangible assets (without debt issue costs)	(12)	(3)	(1)	(4)	(16)
Net financial debt	(751)	(310)	(113)	(423)	(1,174)

☐	Cash flow information

Cash flows provided by operating activities	1,246	1,022	76	1,098	2,344

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(607)	(466)	(91)	(557)	(1,164)
Acquisition of Cubecorp	(92)	(5)	—	(5)	(97)
Decrease (increase) in investments not considered as cash and cash equivalents and other	545	(102)	—	(102)	443

Total cash flows used in investing activities	(154)	(573)	(91)	(664)	(818)

Cash flows from financing activities:
Debt proceeds	—	3	99	102	102
Payment of debt	(827)	(62)	(28)	(90)	(917)
Payment of interest and debt-related expenses	(71)	(40)	(2)	(42)	(113)
Cash dividends paid	—	—	(29)	(29)	(29)

Total cash flows provided by (used in) financing activities	(898)	(99)	40	(59)	(957)

Increase in cash and cash equivalents	194	350	25	375	569
Cash and cash equivalents at the beginning of the year	147	246	65	311	458

Cash and cash equivalents at period end	341	596	90	686	1,027

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13. Segment information (continued)

For the nine-month period ended September 30, 2007

☐	Income statement information

	Voice, data and Internet	Wireless
	(a)	Personal	Nucleo	Subtotal	Total
Services	2,409	3,398	292	3,690	6,099
Equipment sales	11	401	4	405	416

Net sales	2,420	3,799	296	4,095	6,515
Salaries and social security	(557)	(136)	(19)	(155)	(712)
Taxes	(143)	(317)	(7)	(324)	(467)
Maintenance, materials and supplies	(213)	(82)	(12)	(94)	(307)
Bad debt expense	(12)	(46)	(1)	(47)	(59)
Interconnection costs	(113)	—	—	—	(113)
Cost of international outbound calls	(101)	—	—	—	(101)
Lease of circuits	(40)	(14)	(12)	(26)	(66)
Fees for services	(97)	(107)	(6)	(113)	(210)
Advertising	(51)	(134)	(14)	(148)	(199)
Agent commissions and distribution of prepaid cards commissions	(19)	(449)	(40)	(489)	(508)
Other commissions	(33)	(51)	(3)	(54)	(87)
Roaming	—	(111)	(1)	(112)	(112)
Charges for TLRD	—	(396)	(36)	(432)	(432)
Cost of sales	(10)	(592)	(5)	(597)	(607)
Others	(131)	(132)	(20)	(152)	(283)

Operating income before depreciation and amortization	900	1,232	120	1,352	2,252
Depreciation of fixed assets and amortization of intangible assets	(626)	(373)	(52)	(425)	(1,051)

Operating income	274	859	68	927	1,201
Financial results, net	(172)	(151)	—	(151)	(323)
Other expenses, net	(60)	(15)	(1)	(16)	(76)

Net income before income tax and minority interest	42	693	67	760	802
Income tax, net	(103)	(160)	(12)	(172)	(275)
Minority interest	—	—	(15)	(15)	(15)

Net income from continuing operations	(61)	533	40	573	512
Income from discontinued operations	102	—	—	—	102

Net income	41	533	40	573	614

(a)	Includes net sales of $30, operating income before depreciation of $7, operating profit of $6 and net income of $6 corresponding to Telecom Argentina USA.

☐	Balance sheet information

Fixed assets, net	3,911	1,461	264	1,725	5,636
Intangible assets, net	154	608	2	610	764
Capital expenditures (without ARO and debt issue costs)	555	376	50	426	981
Depreciation of fixed assets	(616)	(362)	(41)	(403)	(1,019)
Amortization of intangible assets (without debt issue costs)	(10)	(11)	(11)	(22)	(32)
Net financial debt	(1,494)	(837)	(51)	(888)	(2,382)

☐	Cash flow information

Cash flows provided by operating activities	1,294	657	95	752	2,046

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(409)	(403)	(72)	(475)	(884)
Decrease (increase) in investments not considered as cash and cash equivalents and other	171	(17)	—	(17)	154

Total cash flows used in investing activities	(238)	(420)	(72)	(492)	(730)

Cash flows from financing activities:
Debt proceeds	—	—	40	40	40
Payment of debt	(433)	(210)	(10)	(220)	(653)
Payment of interest and debt-related expenses	(98)	(65)	(2)	(67)	(165)
Cash dividends paid	—	—	(28)	(28)	(28)

Total cash flows used in financing activities	(531)	(275)	—	(275)	(806)

Increase (decrease) in cash and cash equivalents	525	(38)	23	(15)	510
Cash and cash equivalents at the beginning of the year	409	221	31	252	661

Cash and cash equivalents at period end	934	183	54	237	1,171

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Unconsolidated information (continued)

Balance sheets:

	As of September 30, 2008	As of December 31, 2007
ASSETS
Current Assets
Cash and banks	$14	$22
Investments	630	733
Accounts receivable, net	462	438
Other receivables, net	246	278
Other assets, net	7	5

Total current assets	1,359	1,476

Non-Current Assets
Other receivables, net	41	258
Investments (i)	1,675	1,192
Fixed assets, net	3,863	3,919
Intangible assets, net	176	154
Other assets, net	2	5

Total non-current assets	5,757	5,528

TOTAL ASSETS	$7,116	$7,004

LIABILITIES
Current Liabilities
Accounts payable	$739	$761
Debt	555	1,360
Salaries and social security payable	162	136
Taxes payable	72	65
Other liabilities	30	25
Contingencies	34	39

Total current liabilities	1,592	2,386

Non-Current Liabilities
Accounts payable	25	—
Debt	983	967
Salaries and social security payable	54	43
Taxes payable	245	283
Other liabilities	94	99
Contingencies	222	196

Total non-current liabilities	1,623	1,588

TOTAL LIABILITIES	$3,215	$3,974

SHAREHOLDERS’ EQUITY	$3,901	$3,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,116	$7,004

(i)	Includes $1,674 and $1,191 as of September 30, 2008 and December 31, 2007, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of September 30, 2008, includes $1,547, $124 and $3, corresponding to Personal, Cubecorp and Telecom Argentina USA, respectively. As of December 31, 2007, includes $1,189 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:

	Nine-month periods ended September 30,
Results from continuing operations	2008	2007
Net sales	$3,099	$2,756
Cost of services	(1,677)	(1,497)

Gross profit	1,422	1,259
General and administrative expenses	(162)	(144)
Selling expenses	(661)	(506)

Operating income	599	609
Gain on equity investees (i)	539	235
Financial results, net	(61)	(170)
Other expenses, net	(102)	(57)

Net income before income tax	975	617
Income tax expense, net	(144)	(103)

Net income from continuing operations	831	514
Income from discontinued operations	—	100

Net income	$831	$614

(i) The gain (loss) on equity investees includes:

	Nine-month periods ended September 30,
	2008	2007
Personal	$539	$234
Cubecorp	(1)	—
Telecom Argentina USA	1	1

Total	$539	$235

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14. Unconsolidated information (continued)

Condensed statements of cash flows:

	Nine-month periods ended September 30,
	2008	2007
Cash flows provided by operating activities	$1,244	$1,291
Cash flows from investing activities
Acquisition of fixed and intangible assets	(601)	(405)
Dividends received	220	—
Cubecorp’s acquisition and paid in capital	(103)	—
Decrease in investments not considered as cash and cash equivalents and other concepts	556	171

Total cash flows provided by (used in) investing activities	72	(234)

Cash flows from financing activities
Payment of debt	(822)	(433)
Payment of interest and debt-related expenses	(71)	(98)

Total cash flows used in investing activities	(893)	(531)

Increase in cash and cash equivalents	423	426
Cash and cash equivalents at the beginning of year	221	484

Cash and cash equivalents at period end	$644	$1,010

15. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of shareholders’ equity and net income to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

Inflation accounting

As indicated in Note 3.c., the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Under US GAAP, financial statements are prepared on a historical cost basis.

However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

Differences in measurement methods

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Nine-month periods ended September 30,
	2008	2007
Reconciliation of net income:
Total net income under Argentine GAAP	$831	$614
US GAAP adjustments:
Foreign currency translation (a)	—	2
Depreciation of foreign currency exchange differences (b.2)	32	82
Debt Restructurings (c)	—	129
Fair value option for Notes of Telecom Argentina (d)	50	—
Other adjustments (e)	(4)	20
Tax effects on US GAAP adjustments (f)	(27)	(81)
Minority interest (g)	—	(1)

Net income under US GAAP	$882	$765

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

	As of September 30, 2008	As of December 31, 2007
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$3,901	$3,030
US GAAP adjustments:
Foreign currency translation (a)	—	(72)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)
Accumulated depreciation of foreign currency exchange differences (b.2)	710	678
Debt Restructurings (c)	—	(579)
Fair value option for Notes of Telecom Argentina (d)	98	—
Other adjustments (e)	—	3
Tax effects on US GAAP adjustments (f)	(8)	239
Minority interest (g)	—	23

Shareholders’ equity under US GAAP	$3,917	$2,538

	Nine-month periods ended September 30,
	2008	2007
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	$2,538	$1,387
Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina, net of tax effect (*)	408	—
Other comprehensive income	89	4
Net income under US GAAP	882	765

Shareholders’ equity as of the end of the period	$3,917	$2,156

(*)	Cumulative-effect adjustment to retained earnings of the fair value option for Notes of Telecom Argentina is comprised as follows:

	January 1st, 2008	Gain (Loss)
Fair value option for Notes of Telecom Argentina
Book value of Notes under Argentine GAAP	$2,324
US GAAP adjustment for debt restructurings	579

Book value of Notes under US GAAP (i)	2,903
Fair value of Notes (ii)	2,268

Difference between book value and fair value of debt (i)–(ii)		$635
Reversal of Telecom Argentina debt issuance costs
Net carrying value of debt issuance costs under Argentine GAAP	8
US GAAP adjustment for the restructured debt issuance costs	(1)

Adjustment for net carrying value of debt issuance costs under US GAAP		(7)
Tax effects on US GAAP adjustments		(220)

Total cumulative-effect adjustment, net of tax effect		$408

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using period-end exchange rate in accordance with RT 18. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”) requires determination of the functional currency related to foreign subsidiaries. In the case of foreign subsidiaries whose local currency is not the functional currency, the remeasurement of assets and liabilities to the functional currency is required prior to translation of assets and liabilities using the period-end exchange rate to the reporting currency.

Until December 31, 2007, the functional currency of Nucleo, a Paraguayan subsidiary, was the US dollar. Therefore, following the guidelines established in SFAS No.52, remeasurement adjustments were included in the income statement, while translation adjustments from the functional currency to the reporting currency, the Argentine Peso, were recorded as a separate component of shareholders’ equity.

Based on significant changes in the economic facts and circumstances affecting the operations of Nucleo, such as the generation of a substantial portion of its service revenues in guaraníes and the changes on the currency of its financial indebtedness from US dollar to guaraní, management has concluded that, as from the current year, the Paraguayan currency, the guaraní, is the functional currency of such subsidiary.

Consequently, since January 1st, 2008, the functional currency of Nucleo has been changed from the US dollar to the guaraní.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

The effects of such change were applied prospectively since the beginning of the year. As the change results in the elimination of the reconciling item between Argentine GAAP and US GAAP, as from January 1st, 2008 there is no reconciling item that affects income and shareholders’ equity at the end of the 2008 period.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on depreciation for the nine-month periods ended September 30, 2008 and 2007, and the accumulated depreciation at period/year-end, of the adjustment described in b.1) above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005 (“Debt Restructuring”). The Debt Restructuring involved (i) the full settlement of certain outstanding loans of the Company and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the Company with modified terms. In connection with (ii), the Company issued new debt instruments.

Under Argentine GAAP, the new debt instruments issued by Telecom Argentina were recorded at estimated net present value at restructuring date, recognizing in the year 2005, a net pre-tax gain on Telecom Argentina’s debt restructuring of $1,424 (a gain on discount on principal and interest of $1,151 and a gain on discounting of debt of $352, net of related expenses of $79).

Under US GAAP, the Company concluded under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Emerging Issues Task Force Issue No.02-04 (“EITF No.02-04”), “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, that the Debt Restructuring represented a troubled debt restructuring. Accordingly, under US GAAP, the Debt Restructuring was accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Accordingly, under both Argentine GAAP and US GAAP a gain of $19 on Debt Restructuring was recognized.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, the Company has determined the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructuring. The carrying values of the loans are being reduced as payments were made. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

For those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, recording a gain of $91 under US GAAP. Thereafter, all cash payments under the new terms were accounted for as reductions of the carrying amount of the payables and no interest expense was recognized. When any principal prepayments were made, the Company estimated the total new future mandatory cash payments and consequently recorded a gain under US GAAP as a result of the reduction of the estimated future interest payments at the time of prepayment.

This measurement criterion under US GAAP detailed above has been applied to the restructured debts of Telecom Argentina until December 31, 2007, the moment which the Company adopted SFAS No.159 as described in d) below.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

In summary, the US GAAP reconciling item of net income for nine-month period ended September 30, 2007 reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of interest expense of new debt instruments computed under Argentine GAAP, (c) gain arising from principal prepayments and (d) computation of interest expense under US GAAP as described above.

The US GAAP reconciling item for the Debt Restructurings until the adoption of SFAS No.159 for the restructured debt of Telecom is comprised as follows:

Included in the reconciliation of net income:

Nine-month period ended September 30, 2007	Gain (Loss)
Reversal of loss on accretion recognized under Argentine GAAP (a)	$12
Reversal of interest expense computed under Argentine GAAP (b)	134
Gain on principal prepayments under US GAAP (c)	75
Computation of interest expense under US GAAP (d)	(92)

Total US GAAP reconciling item for Debt Restructurings	$129

Included in the reconciliation of shareholders’ equity:

Telecom Argentina’s Debt	December 31, 2007
Total debt under Argentine GAAP (a)	$2,327
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151
Gain on the fully settled debt under US GAAP at restructuring date	(19)
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)
Discounting of debt amount at year-end	62
Gain on principal prepayments under US GAAP	(337)
Difference between Argentine GAAP and US GAAP on the computed interest	(187)

Total debt under US GAAP (b)	$2,906

Total US GAAP reconciling item for Debt Restructurings (b) – (a)	$579

d) Fair value option for Notes of Telecom Argentina

The Company adopted the provisions of SFAS No.159, “The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS No.159”) on January 1, 2008. Pursuant to this pronouncement, the fair value option can be elected on an instrument by instrument basis. The Company elected to fair value all series of the Notes of Telecom Argentina at the adoption date. Such Notes were originated from a troubled debt restructuring concluded in August 2005 and were valued as described in c) above. Management of the Company believes that the fair value option better reflects the current value of the debt and approximates such debt value to that recorded under Argentine GAAP. Moreover, the adoption of the fair value for Notes of Telecom Argentina is consistent with the valuation criterion followed for the swap contracts entered to in connection with this debt, which are recorded at fair value both under US GAAP and Argentine GAAP. Telecom Personal Notes were not generated from a troubled debt restructuring and therefore Management did not elect to fair value these Notes. No material differences exist between the fair value of the Notes of Telecom Personal and their book value under Argentine GAAP (which do not differ with respect to US GAAP for these instruments).

Almost all of the Notes of Telecom Argentina are listed. The Company took into account for the determination of the fair value of the Notes information available in the market at the valuation date (See Note 8.2. for a description of fair value and outstanding principal balance and accrued interest of the Notes of Telecom Argentina).

As a result of the adoption of SFAS 159, the Company reversed the associated debt issuance costs previously capitalized.

The adjustment under US GAAP, net of tax effect, at the adoption date was recorded as a cumulative-effect adjustment to retained earnings as of January 1, 2008, while the subsequent effects of fair value measurement were shown as a reconciliation item to income statement in the US GAAP reconciliation as of and for the nine-month period ended September 30, 2008.

The US GAAP reconciling item for fair value option for Notes of Telecom Argentina is comprised as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Included in the reconciliation of net income:

Nine-month period ended September 30, 2008	Gain (Loss)
Loss on change in fair value of Telecom Notes	$44
Reversal of amortization of Telecom debt issuance costs recorded under Argentine GAAP	6

Total US GAAP reconciling item for fair value option	$50

Included in the reconciliation of shareholders’ equity:

September 30, 2008
Book value of Telecom Argentina Notes under Argentine GAAP (a)	$1,538
Fair value of Telecom Argentina Notes (b)	1,438

Difference between book value and fair value of Telecom Argentina Notes (a)-(b)	100
Reversal of net carrying value of Telecom Argentina debt issuance costs	(2)

Total US GAAP reconciling item for fair value option	$98

e) Other adjustments

The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of net income:

	Nine-month periods ended September 30,
	2008	2007
Inventories	$(3)	$20
Present-value accounting	—	1
Fixed assets held for sale	(1)	(1)

Total other adjustments (e)	$(4)	$20

Included in the reconciliation of Shareholders’ equity:

	As of September 30,	As of December 31,
	2008	2007
Inventories	$5	$8
Present-value accounting	(2)	(2)
Fixed assets held for sale	(3)	(2)
Costs related to certain amendment of restructured debt terms	—	(1)

Total other adjustments (e)	$—	$3

–  Inventories

As indicated in Note 4.i., under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

–  Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

–  Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the periods presented represents the higher depreciation of such assets held and used under US GAAP as of each period/year-end.

–  Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties were expensed as incurred under US GAAP.

However, since the adoption of SFAS No.159 as described in d) above, this US GAAP reconciliation item related to debt issuance costs of Telecom Argentina has been eliminated.

f) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees. However, under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No.25”), “Accounting for Stock Issued to Employees,” and related interpretations.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on Shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

i) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. interest collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract), according to SFAS No.133 and the related implementation guidance. Since it was determined that the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative were not separated from the host contract.

j) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Differences between Argentine GAAP and US GAAP (continued)

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

k) Accounting for Uncertainty in Income Taxes (FIN No.48)

The Company adopted the provisions of FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes” (FIN No.48), an interpretation of FASB Statement No.109 “Accounting for income taxes” on January 1, 2007. The adoption of FIN No.48 for the Company did not have any impact on the Company’s results nor Shareholders’ equity.

l) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”). The changes to current practice resulting from the application of SFAS No.157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS No.157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS No.157 was effective for the Company on January 1, 2008, except for one-year delay of effective date for certain nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No.157, as far as it is effective, did not have any impact on the Company’s current financial position nor results of operations.

In September 2006, the Emerging Issues Task Force issued the EITF No.06-1 “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider.” The issue is whether the provisions of EITF No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF No.06-1 was effective for the Company on January 1, 2008. The adoption of EITF No.06-1 did not have any impact on the Company’s current financial position nor results of operations.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” (“SFAS No.160”). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires: a) noncontrolling interest to be presented in the consolidated statement of financial position within equity; and b) consolidated net income attributable to the noncontrolling interest to be presented on the face of the consolidated statement of income. In addition, the Statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently analyzing the impact that the adoption of SFAS No.160 will have on the Company’s financial position and results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions from the acquisition of Cubecorp		Additions		Foreign currency translation adjustments	Transfers	Decreases		As of the end of the period
Land	113		10		—	2	—		—	125
Building	1,456		80		—	—	5		(5)	1,536
Tower and pole	375		—		—	8	16		—	399
Transmission equipment	4,268		—		12	54	167		(4)	4,497
Wireless network access	1,587		—		—	14	146	(d)	(161)	1,586
Switching equipment	4,298		—		37	16	99		—	4,450
Power equipment	593		—		—	11	28		(1)	631
External wiring	6,194		—		—	—	121		—	6,315
Computer equipment	3,405		3		8	37	181		(2)	3,632
Telephony equipment and instruments	863		—		3	34	1		—	901
Equipment lent to customers at no cost	121		—		27	26	8		(7)	175
Vehicles	132		—		25	2	—		(3)	156
Furniture	77		3		1	3	—		—	84
Installations	327		69		3	6	7		—	412
Improvements in third parties buildings	102		—		—	—	9		—	111
Work in progress	585		—		1,000	8	(770)		—	823

Subtotal	24,496	(a)	165	(b)	1,116	221	18		(183)	25,833
Asset retirement obligations	26		—		—	1	—		—	27
Materials	256		—	(c)	74	12	(18)		(85)	239

Total as of September 30, 2008	24,778		165		1,190	234	—		(268)	26,099

Total as of September 30, 2007	23,379		—		958	34	—		(77)	24,294

	Depreciation									Net carrying value as of September 30, 2008	Net carrying value as of December 31, 2007
Principal account	Accumulated as of the beginning of the year	Additions from the acquisition of Cubecorp	Annual rate (%)	Amount		Foreign currency translation adjustments	Decreases and transfers		Accumulated as of the end of the period
Land	—	—	—		—	—	—		—	125	113
Building	(824)	(6)	4 - 10		(43)	—	5		(868)	668	632
Tower and pole	(270)	—	5 - 8		(12)	(6)	—		(288)	111	105
Transmission equipment	(3,566)	—	11 - 14		(155)	(28)	4		(3,745)	752	702
Wireless network access	(1,300)	—	11 - 14		(87)	(8)	(d	) 161	(1,234)	352	287
Switching equipment	(3,689)	—	11 - 15		(153)	(12)	—		(3,854)	596	609
Power equipment	(488)	—	10 - 11		(28)	(10)	1		(525)	106	105
External wiring	(4,745)	—	6		(214)	—	—		(4,959)	1,356	1,449
Computer equipment	(2,762)	(2)	18 - 22		(164)	(28)	1		(2,955)	677	643
Telephony equipment and instruments	(812)	—	11 - 18		(21)	(25)	—		(858)	43	51
Equipment lent to customers at no cost.	(89)	—	50		(29)	(23)	7		(134)	41	32
Vehicles	(75)	—	20		(14)	(2)	3		(88)	68	57
Furniture	(63)	(1)	10		(5)	(1)	—		(70)	14	14
Installations	(248)	(27)	8 - 25		(12)	(3)	—		(290)	122	79
Improvements in third parties buildings	(69)	—	3		(6)	—	—		(75)	36	33
Work in progress	—	—	—		—	—	—		—	823	626

Subtotal	(19,000)	(36)			(943)	(146)	182		(19,943)	5,890	5,537
Asset retirement obligations	(20)	—	16 - 21		(3)	(1)	—		(24)	3	6
Materials	—	—			—	—	—		—	239	215

Total as of September 30, 2008	(19,020)	(36)		(e)	(946)	(147)	182		(19,967)	6,132	5,758

Total as of September 30, 2007	(17,618)	—		(e)	(1,019)	(21)	19		(18,639)	5,655

(a)	Includes $42 in Building and $22 in Installations corresponding to the purchase price allocation of Cubecorp.
(b)	Includes $11 in Transmission equipment, $37 in Switching equipment, $24 in Equipment lent to customers at no cost, $1 in Telephony equipment and instruments and $205 in Work in progress, transferred from materials.
(c)	Net of $278 transferred to fixed assets.
(d)	Corresponds to the canceling of the TDMA network.
(e)	Includes $(32) and $(82), in September 2008 and 2007, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year		Additions	Foreign currency translation adjustments	Decreases		As of the end of the period
Software obtained or developed for internal use	446	—	—	10		—	456
Debt issue costs	37	—	—	—		—	37
PCS license	658	—	—	—		—	658
Band B license and PCS license (Paraguay)	211	—	—	59		—	270
Rights of use	164	—	40	—		—	204
Exclusivity agreements	54	—	—	—		—	54
Cubecorp’s customer relationship	—	2	—	—		—	2

Total as of September 30, 2008	1,570	2	40	69		—	1,681

Total as of September 30, 2007	1,535		23	11	(a)	(29)	1,540

	Amortization							Net carrying value as of September 30, 2008	Net carrying value as of December 31, 2007
Principal account	Accumulated as of the beginning of the year	Amount		Foreign currency translation adjustments	Decreases		Accumulated as of the end of the period
Software obtained or developed for internal use	(439)		(3)	(9)		—	(451)	5	7
Debt issue costs	(22)		(8)	—		—	(30)	7	15
PCS license	(70)		—	—		—	(70)	588	588
Band B license and PCS license (Paraguay)	(211)		—	(59)		—	(270)	—	—
Rights of use	(45)		(9)	—		—	(54)	150	119
Exclusivity agreements	(23)		(4)	—		—	(27)	27	31
Cubecorp’s customer relationship	—		—	—		—	—	2	—

Total as of September 30, 2008	(810)	(b)	(24)	(68)		—	(902)	779	760

Total as of September 30, 2007	(754)	(c)	(40)	(11)	(a)	29	(776)	764

a)	Includes $18 corresponding to decreases in Debt issue costs and $11 corresponding to decreases in Exclusivity agreements.
b)	An amount of $(11) is included in cost of services, $(1) in administrative expenses, $(4) in selling expenses and $(8) in financial results, net.
b)	An amount of $(28) is included in cost of services, $(1) in administrative expenses, $(3) in selling expenses and $(8) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of September 30, 2008	Cost value as of September 30, 2008	Book value as of September 30, 2008	Book value as of December 31, 2007
CURRENT INVESTMENTS
Mutual funds
HF $ Clase I	$1.29	1,632,120	2	2	2	71
Superahorro$ Clase B	$0.2735	93,615,162	25	25	25	—
Other mutual funds			—	—	—	28

Total mutual funds			27	27	27	99

Total current investments			27	27	27	99

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(d) Current investments

	Cost as of September 30, 2008	Book value as of
		September 30, 2008	December 31, 2007
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$844	$845	$283
In Argentine pesos	131	131	31

	$975	$976	$314

With an original maturity of more than three months
In foreign currency	$98	$98	$534

	$98	$98	$534

Total current investments	$1,073	$1,074	$848

NON-CURRENT INVESTMENTS
In Argentine pesos – Related parties	$5	$5	$1

Total non-current investments	$5	$5	$1

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of September 30, 2008
Deducted from current assets
Allowance for doubtful accounts receivables	126		50	—	(41)	135
Allowance for doubtful accounts and other assets	11		2	—	(1)	12
Regulatory contingencies	12		—	—	—	12
Allowance for obsolescence of inventories	18		8	—	(7)	19

Total deducted from current assets	167		60	—	(49)	178

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	106		(3)	—	(92)	11
Regulatory contingencies	64		9	1	—	74
Allowance for doubtful accounts and other assets	17		3	(1)	—	19
Write-off of materials	20		1	—	(7)	14

Total deducted from non-current assets	207		10	—	(99)	118

Total deducted from assets	374	(b)	70	—	(148)	296

Included under current liabilities
Provision for contingencies	49		—	29	(32)	46

Total included under current liabilities	49		—	29	(32)	46

Included under non-current liabilities
Provision for contingencies	243		66	(29)	—	280

Total included under non-current liabilities	243		66	(29)	—	280

Total included under liabilities	292	(c)	66	—	(32)	326

(a)	This allowance is included in Taxes payable non-current.
(b)	Includes $50 in selling expenses, $23 in other expenses, net and $(3) in income tax.
(c)	Includes $65 in other expenses, net and $1 corresponds to the acquisition of Cubecorp.

Items	Opening balances	Additions		Reclassifications	Deductions	As of September 30, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105		59	—	(36)	128
Allowance for obsolescence of inventories	12		3	—	—	15
Allowance for doubtful accounts and other assets	16		—	6	(2)	20

Total deducted from current assets	133		62	6	(38)	163

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195		—	—	(15)	180
Allowance for doubtful accounts and other assets	18		2	(6)	—	14
Write-off of materials	22		(1)	—	(2)	19

Total deducted from non-current assets	235		1	(6)	(17)	213

Total deducted from assets	368	(d)	63	—	(55)	376

Included under current liabilities
Provision for contingencies	85		—	35	(41)	79

Total included under current liabilities	85		—	35	(41)	79

Included under non-current liabilities
Provision for contingencies	234		57	(35)	—	256

Total included under non-current liabilities	234		57	(35)	—	256

Total included under liabilities	319	(e)	57	—	(41)	335

(d)	Includes $59 in selling expenses and $4 in other expenses, net.
(e)	Includes $48 in other expenses, net and $9 in Income tax.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(f) Cost of services

	Nine-month periods ended September 30,
	2008	2007
Inventory balance at the beginning of the year	$175	$188
Plus:
Purchases	831	697
Holding results on inventories	(30)	(46)
Wireless handsets lent to customers at no cost (a)	(3)	(3)
Replacements	(9)	—
Foreign currency translation adjustments	1	—
Cost of services (Note 15.h)	3,402	2,957
Less:
Inventory balance at period end	(263)	(239)

COST OF SERVICES	$4,104	$3,554

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Nine-month periods ended September 30,
	2008	2007
Services
Net sales	$7,226	$6,099
Cost of sales	(3,373)	(2,947)

Gross profit from services	$3,853	$3,152

Handsets
Net sales	$529	$405
Cost of sales	(702)	(597)

Gross loss from handsets	$(173)	$(192)

Voice, Internet and data equipment
Net sales	$34	$11
Cost of sales	(29)	(10)

Gross profit from voice, Internet and data equipment	$5	$1

TOTAL GROSS PROFIT	$3,685	$2,961

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of September 30, 2008				As of December 31, 2007
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	4	3.13500	11	10
	G	1,364	0.00078	1	10
Investments
Time deposits	US$	300	3.13500	942	761
	EURO	—	4.41160	1	49
		¥—	—	—	7
Accounts receivable
	US$	21	3.13500	65	69
	SDR	1	4.88182	3	—
	G	22,746	0.00078	18	23
Related parties	US$	2	3.13500	5	7
Other receivables
Prepaid expenses	US$	3	3.13500	9	7
	G	6,639	0.00078	5	2
		4,276	0.00078	4	—
Derivatives	US$	45	3.13500	142	212
Others	US$	6	3.13500	16	5
	G	4,608	0.00078	3	2
Non-current assets
Others	US$	2	3.13500	6	—
	G	449	0.00078	1	—

Total assets				$1,232	$1,164

Current liabilities
Accounts payable
Suppliers	US$	193	3.13500	$605	$561
	G	34,042	0.00078	26	17
	EURO	2	4.41160	9	28
Deferred revenues	G	9,289	0.00078	7	10
Related parties	US$	7	3.13500	23	12
	EURO	2	4.41160	8	12
	SDR	—	4.88182	1	—
Debt
Notes – Principal	US$	55	3.13500	171	617
	EURO	67	4.41160	298	618
		¥1,559	0.02954	45	86
Banks loans and others – Principal	US$	3	3.13500	8	47
	G	136,850	0.00078	108	22
Accrued interest	US$	9	3.13500	28	15
	EURO	5	4.41160	24	14
		¥50	0.02954	1	1
	G	2,052	0.00078	2	—
Derivatives	US$	—	—	—	3
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,625	0.00078	2	1
Taxes payable
Income tax	G	1,145	0.00078	1	1
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.13500	8	7
Others	G	—	—	—	1
Non-current liabilities
Accounts payable
Related parties	US$	8	3.13500	25	—
Debt
Notes – Principal	US$	273	3.13500	855	859
	EURO	173	4.41160	765	799
		¥3,999	0.02954	119	111
Banks loans and others – Principal	US$	—	3.13500	1	5
Gain on discounting of debt	US$	(1)	3.13500	(2)	(8)
	EURO	(3)	4.41160	(12)	(45)
		¥(103)	0.02954	(3)	(9)
Taxes payable
Deferred tax liabilities (assets)	G	—	—	—	2
Other liabilities
Deferred revenue on sale of capacity	US$	21	3.13500	65	60
Others	US$	1	3.13500	2	—

Total liabilities				$3,190	$3,848

(i)	US$ = United States dollars; G= Guaranies; ¥ = Japanese Yen; SDR= Special Drawing Rights.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Nine-month period ended September 30, 2008
	Cost of services	General and administrative	Selling
Salaries and social security	$391	$161	$345	$897
Recoverable costs	(9)	(3)	(5)	(17)
Capitalized costs	(1)	(7)	—	(8)
Depreciation of fixed assets	845	24	77	946
Amortization of intangible assets	11	1	4	16
Taxes	235	8	49	292
Turnover tax	321	—	—	321
Maintenance, materials and supplies	317	12	58	387
Bad debt expense	—	—	50	50
Interconnection costs	119	—	—	119
Cost of international outbound calls	108	—	—	108
Lease of circuits	82	—	—	82
Fees for services	61	43	167	271
Advertising	—	—	290	290
Agent commissions and distribution of prepaid cards commissions	—	—	557	557
Other commissions	—	—	115	115
Roaming	132	—	—	132
Charges for TLRD	565	—	—	565
Cost of voice, Internet and data equipment sales	29	—	—	29
Cost of directories publishing	9	—	—	9
Transportation and freight	16	12	95	123
Insurance	2	2	2	6
Energy, water and others	38	15	13	66
Rental expense	12	13	39	64
International and satellite connectivity	38	—	—	38
Others	81	1	7	89

Total	$3,402	$282	$1,863	$5,547

	Expenses			Nine-month period ended September 30, 2007
	Cost of services	General and administrative	Selling
Salaries and social security	$316	$128	$277	$721
Capitalized costs	(1)	(7)	(1)	(9)
Depreciation of fixed assets	912	20	87	1,019
Amortization of intangible assets	28	1	3	32
Taxes	167	2	32	201
Turnover tax	266	—	—	266
Maintenance, materials and supplies.	244	12	51	307
Bad debt expense	—	—	59	59
Interconnection costs	113	—	—	113
Cost of international outbound calls	101	—	—	101
Lease of circuits	66	—	—	66
Fees for services	45	49	116	210
Advertising	—	—	199	199
Agent commissions and distribution of prepaid cards commissions	—	—	508	508
Other commissions	—	—	87	87
Roaming	112	—	—	112
Charges for TLRD	432	—	—	432
Cost of voice, Internet and data equipment sales	10	—	—	10
Cost of directories publishing	1	—	—	1
Transportation and freight	14	7	80	101
Insurance	2	3	3	8
Energy, water and others	44	6	4	54
Rental expense	16	7	22	45
International and satellite connectivity	23	—	—	23
Others	46	1	4	51

Total	$2,957	$229	$1,531	$4,717

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	293		—	—	—		—	—	—

Not due
Fourth quarter 2008	1,101	622		350	1,659	371		87	279	13
First quarter 2009	—	1		12	5	59		37	—	5
Second quarter 2009	—	—		15	2	283		36	290	7
Third quarter 2009	—	—		13	2	—		37	—	11
October 2009 thru September 2010	5	—		53	7	1,001		14	—	13
October 2010 thru September 2011	—	—		11	18	749		12	—	9
October 2011 and thereafter	—	—		7	—	—		28	—	69
Not date due established	1	—		—	—	(17)		—	230	27

Total not due	1,107	623		461	1,693	2,446		251	799	154

Total as of September 30, 2008	1,107	916		461	1,693	2,446		251	799	154

Balances bearing interest	1,106	292		—	—	2,446		—	—	16
Balances not bearing interest	1	624		461	1,693	—		251	799	138

Total	1,107	916		461	1,693	2,446		251	799	154

Average annual interest rate (%)	6.14	(a	)	—	—	(b	)	—	—	6.00

(a)	$43 bear 50% over the Banco Nación Argentina 30-day interest rate paid by banks, $126 bear 50% over the Banco Nación Argentina notes payable discount rate and $123 bear 28.53%.
(b)	See Note 8.

17. Subsequent events

¿	Purchase of Notes

Since October 16, 2008, Telecom Argentina and Personal purchased Notes pursuant to market purchase transactions. In the case of Telecom Argentina, it has acquired an aggregate principal nominal amount of Euros 32,349,000 of Telecom’s Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding amount of Euros 13,314,848). In the case of Personal, it has acquired an aggregate principal amount of US$ 39,298,000 of Personal’s Series 3 Medium Term Notes due 2010. The Notes acquired will be cancelled according with the terms and conditions of the respective Indentures.

¿	New rating of the Telecom Group’s Notes

On November 5, 2008, Standard & Poor’s Ratings Services downgraded to ‘B’ from ‘B+’ and placed on CreditWatch Negative the foreign-currency ratings on Telecom Argentina and Personal. The actions follow a change in credit rating of Argentina to ‘B-’ from ‘B+’. Additionally, Standard & Poor’s has also placed the local currency ratings ‘B+’ for both companies on CreditWatch, pending their review of the impact of other country risk factors.

Valerio Cavallo	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of September 30, 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine month periods ended September 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2007 and 2006 on which we issued our unqualified report dated March 7, 2008, we report that:

a)	the consolidated financial statements of Telecom as of September 30, 2008 and 2007, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2007.

4.	Accounting principles generally accepted in Argentina (“Argentine GAAP”) vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Telecom at September 30, 2008 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2008, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $20,652,382.37, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 6, 2008.

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Juan C. Grassi (Partner)
Juan C. Grassi

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF SEPTEMBER 30, 2008

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

Telecom Argentina reached Net income of $831 for the nine-month period ended September 30, 2008 (“9M08”) or +35% when compared to same period of the previous year (“9M07”), which included $102 that resulted from discontinued operations.

Moreover, OPBDA increased by 11% (+$250) to $2,502 (32% of consolidated net revenues).

	Nine-month periods ended September 30,
Continuing operations	2008	2007
Net sales	7,789	6,515
Cost of services	(4,104)	(3,554)

Gross profit	3,685	2,961
General and administrative expenses	(282)	(229)
Selling expenses	(1,863)	(1,531)

Operating income	1,540	1,201
Financial results, net	(112)	(323)
Other expenses, net	(141)	(76)

Net income before income tax and minority interest	1,287	802
Income tax expense, net	(446)	(275)
Minority interest	(10)	(15)

Net income from continuing operations	831	512
Net income from discontinued operations	—	102

Net income	831	614

Net income per share (in pesos)	0.84	0.62

2. Company activities

•	Net sales

During 9M08, Consolidated net sales increased by 20% (+$1,274 vs. 9M07) to $7,789, mainly fueled by the cellular and broadband businesses.

	Nine-month periods ended September 30,
	2008	2007
Voice	2,002	1,910
Internet	522	384
Data transmission	159	126

Voice, data and Internet	2,683	2,420
Wireless – Personal	4,780	3,799
Wireless – Nucleo	326	296

Total net sales	7,789	6,515

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

During the nine-month period of 2008, revenues generated by these services amounted to $2,683, +11% vs. 9M07.

➢ Voice

Total revenues for this service reached $2,002 (+5% vs. 9M07). The results of this line of business are still affected by frozen tariffs of regulated services.

During 9M08, Telecom continued marketing innovative handsets and value-added services, such as fixed SMS services and video calls. Other products that combine minutes for local calls and broadband internet access were also offered.

Monthly charges and supplementary services increased by $40 or 7% vs. 9M07, to $595, as a consequence of a higher number of lines in service (+3%), that reached 4.3 million lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $919, an increase of 2% vs. 9M07, as a consequence of a stable pace of the national long distance and an increase in international traffic compensated partially by the substitution effect of the mobile service, that affected the local traffic volume.

Interconnection revenues amounted to $287 (+5% vs. 9M07), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2008

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Other revenues, including public telephony reached $201 (+14% vs. 9M07). This evolution is the consequence of an increase in billing and collection fees as well as in voice, data and internet equipment sales despite a decrease in Public Telephony revenues (-$23), that was affected by the development of the mobile service.

➢ Data transmission and Internet

Revenues generated by Data transmission amounted to $159 (+26% vs. 9M07).

Related to SME’s, during this period Telecom renewed its portfolio of services with two solutions that contemplated a high level of value added services: CRM On Demand and PABX 2.0. This reaffirms the position of Telecom as a technological partner for its clients.

CRM On Demand is a solution where SME’s can benefit from Customer Relationship Management solutions, with an innovative model and lower start up investment and maintenance costs. Therefore, now customers can access to a solution that was originally only available for the corporate market.

PABX2.0 is an innovative solution for professionals and SME’s that integrates voice and broadband in the same equipment. The benefit of this solution is the easy way clients can program the equipment. Moreover, the integration of all the communication services in the same equipment allows cost savings.

Revenues related to Internet reached $522 (+36% vs. 9M07), mainly due to the substantial expansion of the broadband service, driven by a better network coverage, commercial promotions and innovation of the service portfolio.

During this quarter, Telecom continued promoting Arnet Go, the first broadband service that combines ADSL technology for the home internet access using a Wi-Fi modem, and the mobile internet access through Personal’s 3G networks.

Telecom’s broadband subscribers reached 976,000 as of September 30, 2008 (+44% vs. 9M07). Therefore, lines with these type of connections represent approximately 23% of Telecom’s fixed-lines in service.

Cellular Telephony

Cellular Telephony continues with its expansion, increasing its participation in the Group’s total revenues (66% vs. 63% in 9M07). During 9M08, this business generated revenues of $5,106 (+25% vs. 9M07). As of the end of September 2008 total subscribers reached 13.7 million representing an increase in 0.6 million subscribers when compare to the first half of 2008.

➢ Personal in Argentina

As of the end of September 2008, Personal’s subscribers reached 11.9 million in Argentina (+1.8 million or +18% vs. 9M07). In 3Q08 the subscriber base increased by 0.6 million.

Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid.

Total voice traffic increased by 19% vs. 9M07 while outgoing SMS traffic increased from a monthly average of 839 million messages in 9M07 to 1,239 million (+48%) in 9M08. Because of this enhancement in traffic and the incremental use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased to $41 pesos in 9M08, compared to $38 pesos in 9M07. Meanwhile, the ARPU in 3Q08 amounted to $42 pesos vs. $39 pesos registered in 3Q07.

Revenues totaled $4,780 (+$981 or +26% vs. 9M07). Service revenues increased by $859 or 25% vs. 9M07, reaching $4,257; furthermore, value-added services totaled $1,257 (+$384 or 44%, vs. 9M07), 30% of service revenues. Additionally, handset sales grew by $122 (+30%) compared to 9M07, reaching $523.

During 3Q08, Personal continued developing its commercial efforts focusing on different segments. That is how it launched the first SMS prepaid card with an innovative and flexible format to respond the demand of youth segments.

Accompanying the evolution of smartphones demand, Personal launched two exclusive models: HTC Touch Cruise and BlackBerry Bold, globally recognized by their quality and service capacity. Personal implemented a campaign to expand customized plans with an “all inclusive” monthly charge to stimulate the usage of value-added services of these smartphones.

The fidelity program Club Personal, highlighted Mother’s Day celebrations with a limited edition card with an offer of special benefits.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2008
II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Furthermore, in network infrastructure, Personal continued to expand the 3G network coverage. During this quarter, Personal launched 3G services in more cities in the interior of the country such as: Tucuman, Mendoza, Santa Fe, Paraná and Mar del Plata. Moreover, Personal expanded it commercial offices opening new customer centers in Bariloche, Ushuaia and Comodoro Rivadavia.

In International Roaming, Personal, promoted “Tarifa Plana Mundial” or “World Flat Tariff”, a new model of rates that simplifies the tariff program by dividing the world in five areas. This service offers a unique regional tariff with a competitive price in international calls for selected cities.

➢ Nucleo

Personal’s controlled subsidiary that operates in Paraguay generated revenues equivalent to $326 during 9M08 (+10% vs. 9M07).

By the end of September 2008, the subscriber base reached approximately 1.8 million, +21% vs. 9M07. Prepaid and Postpaid customers represented 90% and 10%, respectively.

•	Operating costs

The Cost of services, administrative expenses and selling expenses totaled $6,249 in 9M08, which represents an increase of $935 or +18%, vs. 9M07. This was partially as a consequence of the inflationary effect on the costs structure.

	Nine-month periods ended September 30,
	2008	2007
Salaries and social security	(872)	(712)
Taxes	(613)	(467)
Maintenance, materials and supplies	(387)	(307)
Bad debt expense	(50)	(59)
Interconnection costs	(119)	(113)
Cost of international outbound calls	(108)	(101)
Lease of circuits	(82)	(66)
Fees for services	(271)	(210)
Advertising	(290)	(199)
Agent commissions and distribution of prepaid cards commissions	(557)	(508)
Other commissions	(115)	(87)
Roaming	(132)	(112)
Charges for TLRD	(565)	(432)
Cost of voice and data equipment sales and wireless handsets	(731)	(607)
Others	(395)	(283)

Subtotal	(5,287)	(4,263)
Depreciation of fixed assets	(946)	(1,019)
Amortization of intangibles assets	(16)	(32)

Operating costs	(6,249)	(5,314)

The cost breakdown is as follows:

- Salaries and social security contributions: totaled $872 (+22% vs. 9M07), affected by increases in salaries and in personnel (+405 employees vs. 9M07) that accompanied the evolution of the cellular business and the absorption of 53 employees from Cubecorp S.A.

- Taxes: reached $613 (+31% vs. 9M07), influenced mainly by a higher rates in income tax and additional charges related to Universal Service.

- Maintenance, materials and supplies reached $387 (+26% vs. 9M07) due mostly to an increase in costs that followed inflation.

- Network access cost (includes TLRD, Roaming, Interconnection costs, cost of international outbound costs and lease of circuits): amounted to $1,006 (+22% vs. 9M07) generated by higher traffic between cellular operators that accompany the increase in revenues.

- Fees for services: reached $271 (+10% vs. 9M07), originated principally by the evolution of prices that followed inflation.

- Agents and prepaid card commissions and other commissions: were $672 (+13% vs. 9M07), mainly due to the increase in commissions paid to the commercial agents, and card distribution, due to a higher volume of revenues.

- Advertising: amounted $290 (+46% vs. 9M07) oriented to support the commercial activity in the cellular telephony and Internet, and strengthen the brand positioning, such as the sponsorship of Argentina Olympic Mission.

- Cost of handsets sold: totaled $731 (+20% vs. 9M07) mainly due to an increase in the number of terminals sold. Despite this, handset subsidies were less than in 9M07 and represented $173 (-$19 vs. 9M07).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2008
III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

- Others Costs: totaled $445 (+30% vs. 9M07). This increase was due to the inflationary effects on related services.

- Depreciation of Fixed and Intangible Assets: reached $ 962 (-8% vs. 9M07). Fixed-line telephony totaled $606 (-3%) and Cellular telephony $356 (-16%), as TDMA technology depreciation charges ended in June 2008.

•	Financial results, net

Financial results, net resulted in a loss of $112 (-$211 vs. 9M07). Such improvement was due to the positive effect of foreign currency exchange generated by liabilities and a reduction in net interest expense. Moreover, during 3Q08 there was a loss of $59, due to the adverse evolution of FX in the period.

•	Net financial debt

As of September 30, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to $1,191, a reduction of $1,325 as compared to September 2007.

•	Capital expenditures

During 9M08, the Company invested $1,156 (excluding materials), in fixed and intangibles assets. This amount was allocated to the Voice, Data and Internet businesses ($581) and the cellular business ($575).

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

In relative terms, capex reached 15% of the revenues, levels within industry standards.

Furthermore, due to careful management of capex, Telecom reached a ratio of operating profit to net investment capital of 36% for 9M08.

•	Other Commercial Initiatives

Telecom, as Official Sponsor of Argentine Olympic Mission in Beijing 2008, provided communication and network technology that accompanied the Argentine Olympic team. This technology not only assisted the members in logistic issues related to the games (check in, medical schedule requirements, meeting schedules, among others) but also permitted athletes to be closer to their families, receiving their support which was key to their physical preparation and performance.

Moreover, as part of the CSR (Corporate Social Responsibility) program, Telecom promoted an ambitious educational project “Senti2 Conecta2” or “Connected Senses” where the principal aim to integrate the ICT (Information and Communication Technology) and school content, in order to reduce the distance between systematic learning and extracurricular activities of students.

This project is totally free for schools that want to participate and is geared towards students between 10 and 15 years old. More than 9,300 teachers from the cities of Buenos Aires, Tucumán, Rosario and Santa Fe have entered the program, and 70% of them are working on the content.

Related to the corporate market, during 3Q08, Telecom continued enhancing its position as integrated provider of innovative ICT solutions, conceived to satisfy specific needs of each business segments, such as the medium and large companies and oriented to contribute to the improvement of government administration at the different national, provincial and municipal levels.

During this quarter, Telecom Argentina was selected by the INTA (the Argentine Agricultural Technology Institute) as provider of its data network that will interconnect the main agricultural stations located throughout the country, where research projects are performed. Such projects allow developments in technology and an increase in competitiveness of the agricultural, forest and agro industry sector throughout the country.

In addition, Telecom continued to strengthen its market position in datacenters with multisite solutions. During this period, Telecom was distinguished by BDO Becher & Associates with a certification that endorses the fulfillment of Communication “A 4609” to be presented to the Superintendence of Financial and Exchange Entities of the Argentinean Central Bank.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2008
IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Recent Relevant Matters

In October 2008, Telecom Argentina made a principal payment of Notes in the equivalent to 55% outstanding of the principal amortization payment scheduled for October 2011. Within this payment, Telecom canceled the whole of Series B of its debt, with original maturity on October 15, 2011.

Since October 16, 2008, Telecom Argentina and Personal purchased Notes pursuant to market purchase transactions. In the case of Telecom Argentina, it has acquired an aggregate principal nominal amount of Euros 32,349,000 of Telecom’s Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding amount of Euros 13,314,848). In the case of Personal, it has acquired an aggregate principal amount of US$ 39,298,000 of Personal’s Series 3 Medium Term Notes due 2010. The Notes acquired will be cancelled according with the terms and conditions of the respective Indentures.

On November 5, 2008, Standard & Poor’s Ratings Services downgraded to ‘B’ from ‘B+’ and placed on CreditWatch Negative the foreign-currency ratings on Telecom Argentina and Personal. The actions follow a change in credit rating of Argentina to ‘B-’ from ‘B+’. Additionally, Standard & Poor’s has also placed the local currency ratings ‘B+’ for both companies on CreditWatch, pending their review of the impact of other country risk factors.

•	Closing prices of Class “B” Shares of the Company

Month	2004	2005	2006	2007	2008
January	5.99	6.44	7.97	12.75	12.80
February	6.05	8.11	7.74	13.00	14.50
March	6.15	7.07	8.20	13.05	13.50
April	4.85	6.69	7.75	13.80	11.25
May	4.88	7.03	6.75	17.20	12.15
June	5.37	6.96	7.00	15.25	9.35
July	5.57	7.20	7.87	13.75	8.33
August	5.39	6.95	8.43	16.50	8.24
September	6.48	7.40	8.52	15.65	7.98
October	6.38	7.92	9.25	15.25	4.40
November	6.34	8.15	10.50	16.80
December	6.43	7.90	11.90	14.30

•	Selected consolidated quarterly information

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2008:
March 31,	2,480	879	534	(60)	272
June 30,	2,571	808	515	52	341
September 30,	2,738	815	491	(104)	218

	7,789	2,502	1,540	(112)	831

Year 2007:
March 31,	2,058	688	358	(132)	135
June 30,	2,144	726	369	(86)	252
September 30,	2,313	838	474	(105)	227
December 31,	2,559	800	435	(118)	270

	9,074	3,052	1,636	(441)	884

3. Summary comparative consolidated balance sheets

	As of September 30,
	2008	2007	2006	2005	2004
Current assets	2,682	2,467	1,900	1,485	4,416
Non current assets	6,976	6,809	6,779	7,138	8,100

Total assets	9,658	9,276	8,679	8,623	12,516

Current liabilities	3,229	2,984	2,817	1,502	11,465
Non current liabilities	2,440	3,478	3,757	4,931	321

Total liabilities	5,669	6,462	6,574	6,433	11,786

Minority interest	88	66	62	36	30
Shareholders’ equity	3,901	2,748	2,043	2,154	700

Total liabilities, minority interest and Shareholders’ equity	9,658	9,276	8,679	8,623	12,516

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2008
V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

4. Summary comparative consolidated statements of operations

	Nine-month periods ended September 30,
	2008	2007	2006	2005	2004
Net sales	7,789	6,515	5,242	4,040	3,203
Operating costs	(6,249)	(5,314)	(4,567)	(3,690)	(2,987)

Operating income	1,540	1,201	675	350	216
Gain on equity investees	—	—	6	7	—
Financial results, net	(112)	(323)	(413)	90	(623)
Other expenses, net	(141)	(76)	(127)	(106)	(68)
Gain on debt restructuring	—	—	—	1,424	—

Net income (loss) before income tax and minority interest	1,287	802	141	1,765	(475)
Income tax benefit (expense), net	(446)	(275)	37	(135)	(12)
Minority interest	(10)	(15)	(15)	(4)	2

Net income (loss) from continuing operations	831	512	163	1,626	(485)
Loss from discontinued operations	—	102	1	(3)	(6)

Net income (loss)	831	614	164	1,623	(491)

Net income (loss) per share (in pesos)	0.84	0.62	0.17	1.65	(0.50)

5. Statistical data (in physical units)

•	Voice, data and Internet

Fixed telephone service

	2008		2007		2006		2005		2004
September 30,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,848,403	1,450	3,879,152	888	3,867,089	4,370	3,825,809	4,214	3,800,672	(738)
NGN lines	458,100	65,100	120,300	25,700	12,300	12,300	—	—	—	—

Installed lines	4,306,503	66,550	3,999,452	26,588	3,879,389	16,670	3,825,809	4,214	3,800,672	(738)
Lines in service (a)	4,292,405	39,620	4,169,663	31,876	4,056,291	59,372	3,906,212	52,651	3,749,964	49,342
Customers lines	3,922,303	33,782	3,818,138	27,868	3,716,168	53,016	3,582,437	48,418	3,453,026	43,765
Public phones installed	61,241	(2,918)	75,113	(3,092)	82,242	(66)	83,951	189	83,286	1,875
Lines in service per 100 inhabitants (b)	22.1	0.2	21.6	0.1	21.2	0.3	20.6	0.2	19.9	0.2
Lines in service per employee	373	5	365	5	357	5	345	5	328	5

(a)	Includes direct inward dialing numbers that do not occupy installed lines capacity.
(b)	Corresponding to the northern region of Argentina.

Internet

	2008		2007		2006		2005		2004
September 30,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	68,000	(3,000)	80,000	1,000	96,000	(9,000)	130,000	(9,000)	150,000	(1,000)
ADSL subscribers	976,000	74,000	677,000	75,000	375,000	75,000	188,000	26,000	113,000	18,000

Total subscribers	1,044,000	71,000	757,000	76,000	471,000	66,000	318,000	17,000	263,000	17,000

•	Cellular telephone service

Personal

	2008		2007		2006		2005		2004
September 30,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	4,042,000	190,000	3,332,000	144,000	2,670,000	179,000	1,729,000	240,000	807,000	145,000
Prepaid subscribers	7,899,000	372,000	6,829,000	136,000	5,005,000	623,000	3,579,000	255,000	2,568,000	129,000

Total subscribers	11,941,000	562,000	10,161,000	280,000	7,675,000	802,000	5,308,000	495,000	3,375,000	274,000

Nucleo

	2008		2007		2006		2005		2004
September 30,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	171,000	4,000	155,000	2,000	134,000	7,000	112,000	5,000	92,000	4,000
Prepaid subscribers	1,634,000	67,000	1,344,000	98,000	815,000	151,000	479,000	19,000	366,000	(23,000)

Subtotal cellular	1,805,000	71,000	1,499,000	100,000	949,000	158,000	591,000	24,000	458,000	(19,000)
Internet subscribers	13,000	1,000	5,000	2,000	—	—	—	—	—	—

Total subscribers	1,818,000	72,000	1,504,000	102,000	949,000	158,000	591,000	24,000	458,000	(19,000)

6. Consolidated ratios

September 30,	2008	2007	2006	2005	2004
Liquidity (1)	0.83	0.83	0.67	0.99	0.39
Solvency (2)	0.70	0.44	0.32	0.34	0.06
Locked up capital (3)	0.72	0.73	0.78	0.83	0.65

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest/Total liabilities.
(3)	Non current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2008
VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

7. Outlook

The Management of the Company considers that the telecommunications market will continue to grow during this fiscal year, although the rate shall not be as high as that of the last years.

After two years of a very strong growth, the Company believes the cellular business will go on expanding its number of customers in Argentina, although at more moderate rates than those of fiscal year 2007. Additionally, there are important opportunities of growth for its Broadband products and offers, and the Company believes that in this fiscal year it will be able to surpass the million of customers.

As to Cellular Telephony, with approximately 100% market penetration in Argentina, the challenges for this fiscal year for the mobile operators are to search for greater levels of consumption from their customers’ database, through the implementation of strategies for trademark differentiation, technological and products innovation, and service quality. One of the sources of growth in income will continue to be a greater income relative weight for added value services over the total amount of sales in this segment (in 1H08, they represented approximately 30% of Personal’s sales of services).

The Telecom Group will continue with its investment plans in order to deliver new and better services to its customers. Telecom Argentina will particularly invest on the growth of the Broadband, the development of a new generation net (NGN), an infrastructure for mobile operators and the modernization of the commercial and support systems. In this way, in July 2008, the Company has acquired the total of the shares of Cubecorp Argentina S.A., a company which owns a Data Center that will attend the internal needs of the Telecom Group and will strengthen the offer to the market of ICT services (connectivity, hosting and housing, among others).

Personal will continue with the development of its net infrastructure, and will do its best to extend the 3G technology coverage as the foundation for the broadening of added value services offer, including Mobile Broadband, which will be the main offer for both existing and new customers.

As regards finances, the Company will continue to manage the flow of funds as in the last financial years, where the net indebtedness was reduced due to the generation of operational funds in all the reported segments and without turning to indebtedness for the financing of investments. This was possible because of the continuous growth in net sales, operating profit and net income, resulting in an improvement of the liquidity, solvency and indebtedness ratios.

The strategy implemented by the Management of the Company outlines the necessary basis needed by the Telecom Group to achieve its goals of continuously improving in quality service, strengthening its position in the market and increasing in operational efficiency in order to satisfy the growing needs of a dynamic telecommunications market.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2008
VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in million)
September’07	16.85	12.50	16.8
December’07	16.90	14.05	16.2
March’08	15.20	12.15	14.4
June’08	13.90	9.35	34.9
September’08	9.25	6.75	29.6

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in million)
September’07	26.41	19.52	23.7
December’07	26.96	21.75	18.2
March’08	23.97	18.76	15.4
June’08	21.67	14.25	19.8
September’08	14.40	10.73	16.2

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-3628

Argentina

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

277 Park Avenue, 39th Floor

New York 10172

USA

Tel.: 1-212-622-9229

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 1-212-622-9227

USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 1, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors